                         Filed pursuant to General Instruction II.K of Form F-9;
                                                            File No. 333-108901.

PROSPECTUS

                                   INCO LOGO

                                  $300,000,000
                                  INCO LIMITED

                           5.70% DEBENTURES DUE 2015
                               ------------------

       We will pay interest on the debentures on April 15 and October 15 of each year, beginning on April 15, 2004. The debentures will mature on October 15, 2015. We may redeem some or all of the debentures at any time at 100% of their principal amount plus a make-whole premium described herein. We may also redeem all of the debentures at any time in the event of certain changes affecting Canadian withholding taxes.

       The debentures will be unsecured and unsubordinated obligations and will rank equally with our existing and future unsecured and unsubordinated indebtedness. The debentures will be issued only in registered form in denominations of $1,000.

       INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE THE "RISK FACTORS" BEGINNING ON PAGE 10.
                               ------------------

       UNDER THE MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

       OWNING THE DEBENTURES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION UNDER "CERTAIN INCOME TAX CONSIDERATIONS."

       YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND MOST OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                              PER DEBENTURE      TOTAL
                                                              -------------      -----
Public Offering Price                                            99.978%      $299,934,000
Underwriting Commission                                            .675%        $2,025,000
Proceeds to Inco (before expenses)                               99.303%      $297,909,000

Interest on the debentures will accrue from September 26, 2003 to the date of delivery.
                               ------------------

       The Underwriters expect to deliver the debentures to purchasers on or about September 26, 2003.
                               ------------------

Sole Bookrunner and Joint
    Lead Manager                 Joint Lead Manager
         CITIGROUP                    JPMORGAN

                               ------------------

Merrill Lynch & Co.
                     Morgan Stanley
                                     RBC Capital Markets
                                                          Scotia Capital

September 23, 2003

       You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

       IN THIS PROSPECTUS, UNLESS WE STATE OTHERWISE, "INCO," THE "COMPANY," "WE," "US" AND "OUR" REFER TO INCO LIMITED AND ALL OF ITS CONSOLIDATED SUBSIDIARIES, UNINCORPORATED UNITS AND DIVISIONS.

                             ----------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Currency References.........................................     2
Cautionary Notice Regarding Forward-Looking Statements......     3
Enforceability of Certain Civil Liabilities.................     4
Summary.....................................................     5
Risk Factors................................................    10
Use of Proceeds.............................................    23
Capitalization..............................................    24
Description of Debentures...................................    26
Legal Ownership.............................................    36
Ratings of the Debentures...................................    38
Earnings Coverage...........................................    39
Certain Income Tax Considerations...........................    40
Underwriting................................................    43
Validity of the Debentures..................................    45
Experts.....................................................    45
Where You Can Find More Information.........................    45
Documents Incorporated by Reference.........................    45
Documents Filed as Part of the Registration Statement.......    46

                              CURRENCY REFERENCES

       Unless we state otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to U.S. dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

       On September 22, 2003, the noon buying rate for U.S. dollars reported by the Bank of Canada was Cdn. $1.3471 for each U.S. $1.00.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

       Certain statements contained in, or incorporated by reference into, this document are forward-looking statements as defined in the U.S. federal securities laws. Examples of such statements include, but are not limited to, statements concerning: (1) the price volatility for nickel and other primary metals products produced by us; (2) the demand for and supply of nickel, copper, cobalt and other metals as well as the availability of, and prices for, intermediates containing nickel purchased by us, and nickel-containing stainless steel scrap and other substitutes for primary nickel; (3) our premiums realized over London Metal Exchange cash prices and the sensitivity of our financial results to changes in metals prices, exchange rates and interest rates; (4) our strategies and objectives; (5) our energy, interest and other costs; (6) our pension contributions and expense; (7) our position as a low-cost producer of nickel; (8) our debt-equity ratio and tangible net worth; (9) the political unrest or instability in countries such as Indonesia and its impact on our Indonesian subsidiary, PT International Nickel Indonesia Tbk, and political developments in other countries in which we operate and elsewhere; (10) the completion and results of the second phase, or phase 2, of the comprehensive review of the capital cost, scope, schedule, execution plan and other key aspects of our Goro project; (11) the timing of the start of production and the costs of construction with respect to, and the issuance of the necessary permits, legislation and other authorizations required for, engineering and construction timetables for, and the necessary financing plans and arrangements for, our Goro and Voisey's Bay projects, and, in the case of our Goro project, joint venture or similar investment and other agreements or arrangements and financial support and/or other direct or indirect financial assistance from certain governmental agencies; (12) our estimates of the quantity and quality of ore reserves; (13) our planned capital expenditures; (14) our costs of production and production levels, including the costs and potential impact of complying with existing and proposed mining and environmental laws and regulations and reductions in environmental emissions; (15) our expectation that we will be a significant producer of cobalt in the future; (16) the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; (17) nickel market conditions and sales of our specialty nickel products; (18) our cost reduction and other financial and operating objectives;
(19) the commercial viability of our new production processes; (20) our productivity, exploration and research and development initiatives as well as environmental, health and safety initiatives; (21) our expected use of proceeds of this offering; (22) the negotiation of collective agreements with our unionized employees; (23) our sales organization and personnel requirements;
(24) business and economic conditions and (25) the enforceability of certain liabilities. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this document. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: (a) business and economic conditions, including exchange rates and energy, pension and other costs and other anticipated and unanticipated costs; (b) the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, cobalt and our other metals products, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary nickel and other metals products we produce; (c) the timing of the receipt of regulatory and governmental approvals for our Goro and Voisey's Bay projects and other operations; (d) the availability of financing, including partner or other investment arrangements in the case of our Goro project, for our development projects on acceptable terms; (e) our costs of production and our production and productivity levels, as well as those of our competitors and customers; (f) engineering and construction timetables and capital and operating costs for our Goro and Voisey's Bay projects; (g) market competition and conditions; (h) mining, processing, exploration and research and development activities; (i) the accuracy of ore reserve estimates; (j) premiums realized over London Metal Exchange cash and other benchmark prices; (k) tax benefits; (l) the resolution of environmental and other proceedings and the impact on us of the Kyoto Protocol and various other environmental and mining regulations and initiatives; (m) political unrest or instability in Indonesia and other countries or locations in which we operate or otherwise; and (n) our ongoing relations with our employees at our operations throughout the world. See "Risk Factors" for more information about certain factors that, among others, may cause actual results and developments to differ from those expressed or implied by forward-looking statements contained in, or incorporated by reference into, this document.

                  ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

       We are a corporation organized under the laws of Canada and most of our assets are located in, and most of our directors and officers are residents of, Canada. As a result, it may be difficult for United States investors to effect service of process within the United States upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

                                    SUMMARY

       This summary highlights selected information found in greater detail elsewhere in this prospectus or the documents that are incorporated herein by reference. This summary does not contain all of the information that is important to you. You should read the entire prospectus and the documents we incorporate by reference, including the financial data and related notes, before making an investment decision.

                                  INCO LIMITED

       Inco Limited is one of the world's premier mining and metals companies. We are a leading producer of nickel, a hard, malleable metal which, given its properties and wide range of applications, can be found in thousands of products. We are also an important producer of copper, precious metals and cobalt, and we produce sulphuric acid and liquid sulphur dioxide as by-products of our operations at Sudbury, Ontario. Our principal mines and processing operations are located in the Sudbury area of Ontario, the Thompson area of Manitoba, and, through our 59 per cent-owned subsidiary, PT International Nickel Indonesia Tbk ("PT Inco"), on the island of Sulawesi, Indonesia. We have additional wholly-owned metals refineries at Port Colborne, Ontario and in the United Kingdom at Clydach, Wales and Acton, England. We also have interests in nickel refining capacity and nickel salts production facilities located in Japan, Taiwan, South Korea and the People's Republic of China.

       We currently have two major development projects, our Goro and Voisey's Bay projects. We own an 85 per cent interest in Goro Nickel S.A. which holds a number of claims covering nickel-cobalt properties in the French overseas territorial community of New Caledonia, which we refer to as our Goro deposit. Our wholly-owned subsidiary, Voisey's Bay Nickel Company Limited, holds the mineral licenses covering the Voisey's Bay deposit and certain other mineral licenses and claims in the Province of Newfoundland and Labrador. See "Recent Developments" and "Risk Factors -- Risks Associated with, and Importance of, Development of New Low-Cost Nickel Projects", and "Risk Factors -- Uncertainty of Production and Capital and Other Cost Estimates".

       Our executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7. You should refer to our annual report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K") and our quarterly reports on Form 10-Q for the periods ended March 31, 2003 (the "First Quarter 10-Q") and June 30, 2003 (the "Second Quarter 10-Q", and together with the First Quarter 10-Q, the "2003 10-Qs") for additional information regarding the Company and our operations throughout the world, including our exploration programs and our ore reserves.

                              RECENT DEVELOPMENTS

       On August 13, 2003 we outlined the results of the first of the two phases of our comprehensive review of the Goro nickel-cobalt project which we had started in December 2002. That first phase identified certain costs which we believe could be reduced as part of our objective of reaching a capital cost estimate for the development of this project of $1.8 billion. We have begun the second phase of this review, which is currently expected to be completed during the second quarter or early in the third quarter of 2004, focusing on the development of a capital cost estimate that would achieve an acceptable return on investment for the project as well as a detailed project schedule and execution plan for the project. The results of this second phase are currently expected to enable us to be in a position to determine the conditions and timetable under which construction of the Goro project could restart. We have also begun the process of the selection of one or more new firms to provide engineering, procurement, construction management and other related services for the project.

       We were not able to reach terms on new collective agreements with our unionized production and maintenance workers at our Ontario operations when their collective agreements expired at the end of May 2003 and these workers went on strike. The strike lasted nearly three months. New collective agreements were entered into on August 29, 2003 and expire on May 31, 2006. The strike significantly and adversely affected our 2003 planned production of nickel, copper and other metals as well as our financial results and cash flow for the second quarter of 2003 and for the third quarter of 2003 to date. We currently estimate that we will record pre-tax expenses associated with the strike of approximately $70 million in the third quarter of 2003. We expect that our third quarter 2003 financial results will also be adversely affected by the cost trends we have experienced to date in 2003. See "Risk Factors -- Effect on Profitability of Increases in Costs".

                                  THE OFFERING

Debentures.................  $300,000,000 aggregate principal amount of debentures due 2015.

Interest...................  The debentures will bear interest at 5.70% per annum payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2004.

Maturity...................  The debentures will mature on October 15, 2015.

Ranking....................  The debentures will be unsecured and unsubordinated obligations and will rank on parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

Redemption.................  We will have the option to redeem the debentures in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the debentures, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield (as defined) plus 25 basis points, together in each case with accrued interest to the date of redemption. See "Description of Debentures -- Optional Redemption." We may also redeem the debentures, in whole but not in part, at any time in the event of certain changes in Canadian tax laws, at 100% of the aggregate principal amount plus accrued interest to the date of redemption. See "Description of
                             Debentures -- Redemption for Tax Reasons."

Certain Covenants..........  The indenture governing the debentures restricts our ability and that of our restricted subsidiaries to incur certain liens, enter into certain sale and leaseback transactions and consolidate, amalgamate, merge or transfer all or substantially all of our assets and certain assets of our restricted subsidiaries. See "Description of
                             Debentures -- Certain Covenants."

Sinking Fund...............  None.

Additional Amounts.........  Payments on the debentures to non-residents of
                             Canada generally are not subject to withholding for Canadian taxes under current law and administrative practice. We will withhold on payments we make with respect to the debentures for Canadian taxes only if required by law or the interpretation or administration thereof. In that case, we will pay the additional amounts necessary so that the net amount received by holders of the debentures (other than certain excluded holders) after such withholding will not be less than the amount the holders would have received if Canadian taxes had not been withheld.

Use of Proceeds............  The proceeds of this offering, after deducting underwriting commissions and other expenses of the offering, are expected to be approximately $297 million, which will be used, together with available cash, to redeem our 9.60% Debentures due 2022 and our 7 3/4% Convertible Debentures due 2016. See "Use of Proceeds."

Governing Law..............  The debentures and the indenture governing the debentures will be governed by the laws of the State of New York.

Risk Factors...............  See "Risk Factors" and the other information included and incorporated by reference in this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the debentures.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

       The following data for the years ended December 31, 2002, 2001 and 2000 (except for the data under "Operating data" and "Realized prices per tonne") were derived from consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent auditors. The following data for the six month periods ended June 30, 2003 and 2002 (except for "Operating data" and "Realized prices per tonne") were derived from our unaudited consolidated financial statements which, in the opinion of management, contain all of the adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods presented. Operating results for the six months ended June 30, 2003, which reflect the first month of the strike at our Ontario operations, are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2003. You should read the following summary consolidated financial data together with our consolidated financial statements included in our 2002 10-K and 2003 10-Qs, the other information in this prospectus and the information we incorporate by reference into this prospectus.

       Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with U.S. generally accepted accounting principles ("U.S. GAAP") except as described in Note 22 to the consolidated financial statements in our 2002 10-K and in Note 14 to the consolidated financial statements in our Second Quarter 10-Q. For all periods presented, the summary consolidated financial data is prepared in accordance with Canadian GAAP.

                                                    SIX MONTHS ENDED
                                                        JUNE 30,              YEAR ENDED DECEMBER 31,
                                                  --------------------   ---------------------------------
                                                    2003      2002(1)     2002(1)     2001(1)     2000(1)
                                                  --------   ---------   ---------   ---------   ---------
                                                      (UNAUDITED)
                                                  (IN MILLIONS, EXCEPT OPERATING DATA AND REALIZED PRICES)
SUMMARY OF OPERATIONS(2)(3)(4)
Net sales.......................................   $1,192     $ 1,097     $ 2,161      $2,066      $2,917
Net earnings (loss).............................       90      (1,571)     (1,481)        305         400
OTHER FINANCIAL DATA(2)(3)(4)
Net cash provided by (used for) operating
  activities....................................   $  (17)    $   199     $   599      $  360      $  842
Capital expenditures............................      291         157         600         263         227
Working capital.................................      891         974       1,057         560         365
Total assets....................................    8,467       7,833       8,540       9,587       9,676
Total debt......................................    1,550       1,219       1,643         840       1,030
Preferred shares................................       --         472         472         472         472
Common shareholders' equity.....................    3,147       2,997       3,075       4,571       4,290
OPERATING DATA
Nickel production (tonnes in thousands).........       95         115         210         207         203
Copper production (tonnes in thousands).........       55          61         112         116         114
Nickel deliveries (tonnes in thousands).........      111         121         232         230         259
Copper deliveries (tonnes in thousands).........       59          63         113         117         118
Cobalt deliveries (tonnes)......................      595         760       1,582       1,454       1,422
Platinum-group metals deliveries (troy ounces in
  thousands)....................................      184         211         431         405         342
REALIZED PRICES PER TONNE
Primary nickel, including intermediates.........   $8,618     $ 6,901     $ 7,143      $6,468      $9,007
Copper..........................................    1,686       1,656       1,629       1,668       1,908

---------------

(1) Effective January 1, 2003, we adopted a new accounting standard for both Canadian GAAP and U.S. GAAP. This standard changed the method of accounting for future removal and site restoration costs. The cumulative impact of this change as at December 31, 2002 was an increase to the deficit of $18 million; an increase to property, plant and equipment of $37 million; a decrease to deferred income and mining taxes of $12 million; and an increase to asset retirement obligations of $67 million. The figures presented here for 2002, 2001 and 2000 have not been restated to reflect this change. For a restated balance sheet as of December 31, 2002 reflecting these changes, see our 2003 10-Qs.

(2) Differences between Canadian GAAP and U.S. GAAP as they apply to us for the years indicated are described in Note 22 to the consolidated financial statements in our 2002 10-K. As indicated in such note, under U.S. GAAP net earnings (loss) in 2002, 2001 and 2000 were $(2,119) million, $283 million and $387 million, respectively. Differences between Canadian GAAP and U.S. GAAP as they apply to us for the quarters indicated are described in Note 14 to the consolidated financial statements in our Second Quarter 10-Q. As indicated in such note, under U.S. GAAP net loss in the six months ended June 30, 2003 and 2002 was $182 million and $2,203 million, respectively. The figures presented in these Notes have not been restated to reflect the accounting change described in footnote (1) to the table above.

(3) Accounting changes adopted (a) for the years ended December 31, 2002 and 2001 are discussed in Notes 2 and 22 to the consolidated financial statements in our 2002 10-K and (b) in the first quarter of 2003 are discussed in Notes 2 and 14 to the consolidated financial statements in our Second Quarter 10-Q.

(4) In July 2002, we completed a review of the net carrying value for Voisey's Bay in view of the Statement of Principles reached with the Government of the Province of Newfoundland and Labrador in June 2002 and other arrangements with key stakeholders that would enable the development of the Voisey's Bay project to proceed. This review included an analysis of the key assumptions which we have utilized in evaluating this net carrying value on a quarter-to-quarter basis relating to a number of important factors, including our best assessment of the expected cash flows from the project, how the development of Voisey's Bay, taking into account the agreements which have been reached, fits within our overall long-term development plans and updated mining and other cost assumptions. As a result of this review, as is further described in Note 3 to the consolidated financial statements in our 2002 10-K, we recorded a non-cash charge of $1,552 million, net of deferred income and mining taxes of $770 million, in the second quarter of 2002 to reduce the $3,753 million net carrying value of the Voisey's Bay project to $2,201 million. In 2000, as a result of a change in Canadian GAAP, the deferred income and mining tax liability associated with Voisey's Bay was increased by $2,222 million and the carrying value of Voisey's Bay was also increased by this same amount.

   Under Canadian GAAP at that time, the carrying value of an impaired asset was required to be reduced to the amount of the estimated undiscounted future net cash flows from the use of the asset together with the asset's residual value. A non-cash charge was measured differently under U.S. GAAP and, under U.S. GAAP, as indicated in Note 22 to the consolidated financial statements in our 2002 10-K, and Note 14 to the consolidated financial statements in our Second Quarter 10-Q resulted in a non-cash charge for the Voisey's Bay project of $2,172 million, net of deferred income and mining taxes of $928 million.

                                  RISK FACTORS

       Investment in the debentures involves certain risks. Prospective purchasers of debentures should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this prospectus before purchasing the debentures, including the other information in our 2002 10-K and 2003 10-Qs.

RISKS RELATING TO OUR BUSINESS

  VOLATILITY OF PRICE OF NICKEL AND OTHER PRICES AND THEIR EFFECT ON OUR FINANCIAL RESULTS

       The price of nickel has represented, and is currently expected to continue to represent, the principal determinant of our profitability. Accordingly, our financial performance has been, and is expected to continue to be, closely linked to the price of nickel and, to a lesser extent, the price of copper and other primary metals produced by us. Since we sell our nickel products in all major geographical markets, the prices for primary nickel and other primary metals products realized by us are influenced by both global and regional supply and demand factors and by the availability and prices of secondary or metal-containing scrap material, including nickel-containing scrap generated by the stainless steel industry, and other substitute or competing commodity products for the primary nickel and other metal products produced by us. In recent times, the world's nickel and copper markets have been adversely affected by excess supply conditions. Based upon available data, we believe that between mid-1999 and the second half of 2000, global nickel demand exceeded supply, but for most, if not all, of 2001, a surplus condition existed in the global nickel market. For 2002, we estimated that, with the improvement in global nickel demand, the global nickel market experienced a modest surplus position. We have seen a continued improvement in nickel demand to date in 2003 and we currently believe that, taking into account the indicated release to date in 2003 into the market of some 60,000 metric tonnes (about 133 million pounds) of nickel which had been pledged to secure a loan entered into by a leading nickel producer and the short-term decline in nickel supply resulting from the very recent strike at our Ontario operations, global nickel demand and supply for 2003 year to date are essentially in balance, reflecting a modest surplus of about 9,000 metric tonnes (about 20 million pounds). There can be no assurance that the excess supply situations which have existed historically in the nickel markets will not occur in the future. Any such excess supply condition would have an adverse effect on the prices realized by us for our nickel products. Other international economic trends, including an uncertain global economic environment, security concerns, expectations of inflation and political and social events in major nickel-producing and consuming countries can also affect nickel prices and the prices of other metals produced by us. These factors are beyond our control and have resulted, and are expected to continue to result, in a high degree of price volatility for nickel and other primary metals produced by us. There can be no assurance that the price for nickel or other metals produced by us will not decline significantly from current levels. A return to the relatively low price of nickel reflected by the London Metal Exchange ("LME") cash nickel price which prevailed through most of 1998 and into the first half of 1999 and during a portion of the second half of 2001 would have a material adverse impact on our business, results of operations, financial condition and liquidity.

       The price of nickel, as the principal determinant of our profitability, has fluctuated significantly for many years. Since the beginning of 2001, there have been wide fluctuations in the LME cash nickel price. The LME cash nickel price on January 2, 2001 was $6,995 per tonne ($3.17 per pound) and fell during the course of that year through the end of October 2001, reaching a low of $4,420 per tonne ($2.00 per pound) on October 31, 2001. The LME cash nickel price improved during the remainder of the fourth quarter of 2001, averaging $5,039 per tonne ($2.29 per pound) for that quarter and was $5,680 per tonne ($2.58 per pound) on December 31, 2001. The LME cash nickel price opened 2002 at $5,680 per tonne ($2.58 per pound) and increased during the first half of 2002 as the economies of certain industrialized countries began to recover from their relatively low fourth quarter 2001 levels, ending the first half of the year at $7,080 per tonne ($3.21 per pound). Prices declined through the third quarter, reaching a low of $6,305 per tonne ($2.86 per pound) as concern over the pace of economic recovery and uncertainty about a potential war with Iraq adversely affected the nickel markets. Prices increased in the fourth quarter of 2002, and the LME cash nickel price ended 2002 at $7,100 per tonne ($3.22 per pound). For 2003 through September 22, 2003 the LME

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cash nickel price has averaged $8,657 per tonne ($3.93 per pound) and for the third quarter of 2003 through September 22, 2003 has averaged $9,281 per tonne ($4.21 per pound). As of September 22, 2003, the LME cash nickel price was $10,325 per tonne ($4.68 per pound). We believe that the continued improvement in the LME cash nickel price during 2003 through September 22, 2003 has been due principally to the recovery in stainless steel production levels and demand for certain other end-use applications for nickel in certain geographic regions. However, we have not seen any recovery in certain other important end-use markets for nickel, in particular the high nickel alloys industry, in 2003 to date. Global nickel demand has historically been closely correlated with global industrial production.

       Copper is also an important product for us and, like nickel, copper prices have been volatile for many years. For 2001, while the early part of the year saw some improvement in global copper demand, copper prices declined during the course of the year based upon the overall global economic slowdown and increased copper inventories. The COMEX first position cash copper price, the principal price upon which our copper sales are based, averaged $1,600 per tonne ($0.73 per pound) in 2001, down 14 per cent from its average of $1,851 per tonne ($0.84 per pound) in 2000. Copper prices for 2002 did not change significantly from the 2001 average, with the average COMEX first position cash copper price at $1,560 per tonne ($0.72 per pound) for 2002. For 2003 through September 22, 2003, the COMEX first position averaged $1,692 per tonne ($0.77 per pound) and for the third quarter of 2003 through September 22, 2003 has averaged $1,758 per tonne ($0.80 per pound). On September 22, 2003 the COMEX first position cash copper price was $1,821 per tonne ($0.83 per pound).

       Our development projects discussed under "Risks Associated with, and Importance of, Development of New Low-Cost Nickel Projects" below, in addition to the quantities of nickel projected to be produced by them, are expected to produce significant quantities of cobalt given the currently estimated quantities of cobalt in the mineral deposits to be mined as part of these projects. With significant increases in the global supply of cobalt and changes in demand, the price of cobalt has fluctuated significantly over the past several years, reaching a high of $70.30 per kilogram ($31.90 per pound) in January 1996 and declining significantly from that peak to an average price, based upon the Metal Bulletin 99.8 per cent average cobalt reference price, of $15.66 per kilogram ($7.10 per pound) for 2002. For 2003 through September 22, 2003 the Metal Bulletin 99.8 per cent average cobalt reference price was $21.24 per kilogram ($9.64 per pound) and was $23.49 per kilogram ($10.65 per pound) for the third quarter 2003 to date and on September 22, 2003 was $23.50 per kilogram ($10.65 per pound). The financial analyses undertaken by us in support of the substantial investment to be made with respect to these projects has been based upon a long term price of cobalt of $15.40 per kilogram ($7.00 per pound). If realized cobalt prices, as well as realized prices for the other metals to be produced by these projects, were to be below the long-term prices assumed by us, the expected financial returns from, and expected cash and other unit costs of production for, these projects would be adversely affected.

       For information concerning the sensitivity of our results of operations to certain changes in the price of nickel and other metals refer to "Risks and Uncertainties -- Sensitivities" in the Management's Discussion and Analysis included in our 2002 10-K.

  RISKS ASSOCIATED WITH, AND IMPORTANCE OF, DEVELOPMENT OF NEW LOW-COST NICKEL PROJECTS

       As part of our strategy to be the world's lowest cost and most profitable nickel producer, we have continued our efforts to develop new low-cost sources of nickel. Following the completion of the PT Inco expansion project in late 1999, we have focused on future projects to commercialize our Goro nickel-cobalt deposit and Voisey's Bay nickel-copper-cobalt deposit. A number of risks and uncertainties are associated with the development of these projected low-cost sources of nickel and other metals, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks and, in the case of Goro, those risks related to the possible future transition to independence of the French overseas territorial community of New Caledonia.

       In addition to the risks and uncertainties referred to above, there are certain issues that must be resolved to enable the commercial development of each of these deposits to proceed. For the Goro deposit, we still need to receive the necessary environmental and operating permits, complete the second phase, or phase 2, of our comprehensive review focusing on the project schedule, capital costs, scope, execution plan and other key aspects of this project and develop an acceptable updated capital cost estimate (as discussed under "Uncertainty of Production and Capital and Other Cost Estimates" below) and, as further discussed below, arrange the required financing, including obtaining certain financial support from the Government of France and other direct or indirect financial assistance under other government-sponsored programs and bringing in a partner for the project, in each case on acceptable terms. In the case of our Voisey's Bay deposit, certain preliminary work on site during the second half of 2002 was completed and the start of commercial development of the project began essentially in July 2003. We have not received all of the necessary construction and operating permits we will need for this project. While we currently anticipate that we will be able to obtain all such remaining permits on a timely basis, any failure to obtain, or delay in the issuance of, such permits could adversely affect the construction or start-up of the project. In addition, we will need to continue to meet the terms and conditions under the definitive agreements covering the development of the Voisey's Bay deposit reached in October 2002 between the Government of Newfoundland and Labrador and us, including the construction of a demonstration plant to test hydrometallurgical processing technologies expected to be completed and in operation in 2006. We will also need to secure financing required for the completion of the development of the three phases of the Voisey's Bay project on acceptable terms.

       In connection with raising the significant financing which we currently believe will be required for the commercial development of the Goro and Voisey's Bay deposits, we currently expect that, in order to meet such financing needs, we will be required to borrow additional funds and/or issue additional debt and/or equity or arrange other forms of financing and/or enter into strategic or other arrangements. Our current plans for development of Goro include obtaining at least approximately $350 million in tax-advantaged financing under an existing French legislative program and certain additional direct or indirect financial assistance under other government-sponsored programs. Our plans also contemplate reaching an agreement under which a Japanese consortium to be led by Sumitomo Metal Mining Co., Ltd. would acquire up to a 25 per cent interest in Goro and assume, subject to certain limitations, the obligation to fund their pro rata share of the capital costs of the Goro project. There can be no assurance that these financing and investment arrangements will be completed or that we will be able to raise additional required funds on acceptable terms when financing is needed for either project. As discussed under "Uncertainty of Production and Capital and Other Cost Estimates" below, while we have certain potential new mine development projects at our existing operations in Canada, as well as additional resources that could be developed in Indonesia, in addition to the Voisey's Bay and Goro projects, if sufficient new low-cost sources of nickel are not developed by us on a timely basis, we currently believe that our overall nickel production, particularly at our Manitoba operations, could decline beginning as early as 2005, and our unit cost of production could increase significantly with any material decline in mine production from the Canadian operations if such operations were not significantly restructured. These developments could materially adversely affect our business, results of operations, financial condition and liquidity.

  UNCERTAINTY OF PRODUCTION AND CAPITAL AND OTHER COST ESTIMATES

       The level of production and capital and operating cost estimates relating to our Goro and Voisey's Bay projects and other projects of ours, which are used in establishing ore reserve estimates and for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for our Voisey's Bay and Goro projects will differ from our current estimates and assumptions, and these differences may be material. In addition, as discussed below, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, our current estimates. If actual results are less favorable than we currently estimate, our business, results of operations, financial condition and liquidity could be materially adversely impacted.

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

  Goro

       In September 2002, at the time our Goro project was experiencing certain labor disruptions, we initiated a review of the status of certain key aspects of the project, including the necessary permitting, capital cost estimate, schedule and organization. Work on the project was generally curtailed over the September -- November 2002 period but work on certain critical parts of the project, including engineering, continued during this initial review. In early December 2002, we announced that we would be undertaking a comprehensive review of the Goro project. The comprehensive review was commenced in response to information we received from the principal firms then providing project engineering, procurement and construction management services that, if confirmed, would indicate an increase in the capital cost for the project in the range of 30 to 45 per cent above the then current capital cost estimate of $1,450 million. The objective of the comprehensive review was to assess all information on our Goro project, including the various cost estimates and trends, and determine what changes in the capital cost estimate and the project could be made to maintain the project's economic feasibility. As a result of the temporary suspension of certain development activities and other actions which had been taken by year-end 2002 during this review process, we recorded a pre-tax charge of $25 million in the fourth quarter of 2002. This charge was comprised of pre-tax expenses of $62 million relating to the cancellation or termination of certain outstanding contractual obligations, to accrue for demobilization costs and to reduce the carrying value of certain assets relating to the project, partially offset by currency gains of $37 million from the early settlement of certain forward currency contracts that had been entered into for hedging purposes. As part of the comprehensive review, we also evaluated various contractual and other arrangements covering construction and other work relating to the Goro project and implemented certain actions to suspend or terminate certain of those contractual arrangements.

       As the comprehensive review of the Goro project that began in December 2002 moved forward during 2003, it evolved into two phases. The first phase, or phase 1, which was completed in July 2003, focused on the identification of issues that had resulted in, or created, actual or potential increases in capital costs and how those issues could be addressed and other actions that could be taken to reduce these costs. On August 13, 2003, we announced the results of phase 1 of the review. Phase 2, which began essentially in August 2003, is intended to evaluate further opportunities to reduce costs and develop, among other key deliverables, a new capital cost control estimate, project scope and schedule and execution plan for the project. While one of our objectives of phase 2 of our review is to have a capital cost estimate of $1.8 billion, the conclusion of that review could result in a capital cost estimate higher than this objective.

       As of June 30, 2003, we had spent approximately $530 million on the Goro project since July 1, 2001 when this project was formally launched. This amount excludes a current estimate of approximately $70 million that would still have to be spent for equipment, services and other requirements under existing contracts and commitments, and accruals of approximately $35 million relating to such requirements as of June 30, 2003, most of which expenditures are expected to have value for the project. We currently believe that, based upon the focus on certain potential new approaches to construction as part of, and the expected results of, the phase 2 review as it progresses, we will be required to take additional charges beyond those taken in the fourth quarter of 2002 but we cannot predict at this time the amount of such non-cash charges and whether they will have a material effect on our results of operations or financial results.

       While the key objective of phase 2 of the review is to have a project that will produce an acceptable rate of return on the investment to be made in this project, if, upon completion of this phase of the review, we were to conclude that the Goro project could not be restructured to meet our rate of return on investment requirements, we currently expect that we would undertake a further evaluation to determine how the project could be restructured to provide an acceptable return on the investment to be made. Depending upon the timing of the completion of such further evaluation, or if that further evaluation did not occur or did not result in achieving an acceptable return, we would likely write off all or a substantial portion of the carrying value of the Goro project, approximately $720 million at June 30, 2003, and we would also lose the expected future production from Goro. Such a result would have a material adverse effect on our business, results of operations, financial condition and liquidity.

  Existing Canadian Operations

       During 2002, as mine production at our Manitoba operations transitioned from the Thompson mine to the lower grade Birchtree mine, we experienced lower mine production. We have continued to experience such lower mine production in 2003 and, as this transition continues to move forward, we currently expect to see a decline in mine production in Manitoba continue in 2004 and expect to see further declines in future years. We have recently been relying upon, and expect that we will continue to rely upon, on an increasing basis, the availability of purchased intermediates to maintain Manitoba's nickel production at around the 45,000 tonne annual level. While we have entered into agreements and other arrangements to purchase intermediates to maintain Manitoba's production levels at or near the 45,000 tonne annual level for the next few years, until the Voisey's Bay project produces intermediates in the form of concentrates for further processing at the Manitoba and Ontario operations, if suppliers of the purchased intermediates were to experience production problems or other disruptions which would adversely affect their supply of such intermediates to us or reduce their shipments of concentrate below our requirements, this could have a material adverse effect on our nickel production, business, results of operations, financial condition and liquidity. While we have certain potential new mine development projects at our existing operations in Canada, if sufficient new low-cost sources of nickel such as our Voisey's Bay and Goro projects are not developed on a timely basis, our overall nickel production, particularly at our Manitoba operations, could decline beginning as early as 2005, and our unit cost of production could increase significantly with any material decline in mine production from our Canadian operations if such operations were not significantly restructured. These developments could materially adversely impact our business, results of operations, financial condition and liquidity.

  Voisey's Bay

       We announced in late March 2003 (1) the results of our bankable feasibility study for the mine for the Ovoid and adjacent surface deposits, concentrator and related Voisey's Bay facilities representing part of the initial phase of the Voisey's Bay project and (2) that we plan to proceed with this initial phase. Based upon the results of the study, the estimated total capital cost for the mine and 6,000-tonne per-day concentrator and related facilities representing the mine, concentrator and related facilities and infrastructure in the Voisey's Bay area (the "Mine/Concentrator Project") is estimated to be $582 million, including $35 million spent since July 2002 on infrastructure and related work. The $582 million amount represents an increase of $77 million or about 15 per cent over the prefeasibility study estimates for the Mine/Concentrator Project. This estimate includes a $54 million contingency. The initial phase of the Voisey's Bay project will also involve a research and development program covering hydrometallurgical processing technologies (the "Hydromet R&D Program") for the treatment of the Voisey's Bay nickel and cobalt-containing concentrates to be produced into finished nickel and cobalt product, including a demonstration plant to be constructed in Argentia, Newfoundland. The Hydromet R&D Program is expected to cost approximately $134 million or about 14 per cent above the initial estimate for this program. In addition to the Mine/Concentrator Project and the Hydromet R&D Program, the initial phase will include handling facilities to be constructed at our Canadian operations for the nickel and cobalt-containing concentrates to be processed over the 2006 -- 2011 period once the Mine/ Concentrator Project and the demonstration plant are in operation, at an estimated cost of $47 million, and an exploration program at an estimated cost of $13 million. The total capital cost estimate for all four parts of the initial phase of the Voisey's Bay project is $776 million, or about 14 per cent above the prefeasibility study estimates of $680 million. The engineering firm retained to complete the study indicated that it believed that the capital cost estimate was within a range of plus 15% and minus 5% of the $547 million figure still to be spent for the Mine/Concentrator Project. Given that we currently expect that a significant portion of these costs will be incurred in Canadian dollars, we have entered into Canadian dollar hedges for approximately 4% of the $776 million total capital cost estimate. The $776 million estimate assumed a Canadian dollar-U.S. dollar exchange rate of approximately Cdn.$1.00 to $0.66. To the extent that this exposure is not hedged at exchange rates equivalent to this assumed rate, then this capital cost estimate could rise, adversely affecting the projected returns on our investment in this project.

  CONSTRUCTION RISKS AND TECHNOLOGICAL RISKS

       The mine, processing plant and related infrastructure required for development of the Goro and Voisey's Bay deposits have not yet been constructed and no commercial mining has commenced. While certain necessary construction and other permits have been obtained in respect of the Goro and Voisey's Bay deposits and detailed exploration and related studies with respect to the Goro deposit and a portion of the Voisey's Bay deposit have been completed based on
(1) significant surface exploratory drilling, (2) extensive investigations of certain of the mineralization delineated to date, (3) construction and mine plans, and (4) production and cost estimates, we are not currently in a position to predict when all of the required approvals would be in place for us to develop either project and, in the case of the Goro project, when construction, beyond the $6 million in limited interim construction work we currently plan to undertake during the balance of 2003 and into early 2004 during phase 2 of our review, would be restarted given the current timetable for the completion and results of phase 2 of the comprehensive review, as discussed under "Uncertainty of Production and Capital and Other Cost Estimates", currently being undertaken, and, in the case of the Voisey's Bay deposit, when construction will be completed. Depending on the severity of winter conditions and other factors applicable to the Voisey's Bay deposit, a period of approximately 36 months from site mobilization will be required to complete construction of the initial phase, the mine, mill and related facilities necessary for the commercial development of such deposit after all necessary approvals and permits have been secured. After completion of certain preliminary work on site during the second half of 2002, construction and related work, including site mobilization, for the initial phase of the Voisey's Bay project began in July 2003.

       Unforeseen conditions or developments could arise during the construction period for either project which could delay or prevent completion, and/or substantially increase the cost of construction of the necessary facilities and infrastructure to develop the Goro and the Voisey's Bay deposits. Such events may include, without limitation, shortages of equipment, materials or labor, delays in delivery of equipment or materials, labor disruptions, political events, local or political opposition, civil disturbances, litigation, adverse weather conditions, unanticipated increases in costs, natural or man-made disasters, accidents and unforeseen engineering, technical and technological, design, environmental, geological or geotechnical problems. Any delay in construction would delay the production of nickel and other products from the Goro and/or the Voisey's Bay deposits, and the expected significant source of revenue for us that production from these deposits would represent. Any such delay could also materially adversely impact our business, results of operations, financial condition and liquidity. Our Goro project will involve the application of new processing and other technologies and, depending upon the results of the hydrometallurgical process research and development program we plan to conduct for our Voisey's Bay project, as described under "Uncertainty of Production and Capital and Other Cost Estimates" above, that project could also utilize new processing and other technologies to produce one or more refined or finished nickel products. There can be no assurance that these technologies will be successfully developed and applied on a commercial basis or that the costs associated with and/or the timing of their implementation will not have a material adverse effect on the timing of the start-up of commercial production, the capital and/or operating costs for either or both projects and on other factors impacting the profitability of these projects. These developments could materially adversely impact our business, results of operations, financial condition and liquidity.

  RISKS ASSOCIATED WITH PT INCO

       Our investment in PT Inco at book value as of June 30, 2003 totaled $364 million. In addition, a lender to PT Inco currently has the right, under certain circumstances, to require one of our wholly-owned subsidiaries to purchase approximately $35 million in debt extended to PT Inco by that lender. Approximately one-third of our currently planned total production of primary nickel for 2003, taking into account the effect that the recent strike of our Ontario operations had on production and including intermediate product, is currently expected to come from PT Inco. In 1999, to meet PT Inco's cash shortfalls attributable principally to the increase in the capital cost of the new hydroelectric facilities which were part of PT Inco's expansion project, the relatively low nickel prices, and constraints on PT Inco's production attributable to then reduced hydroelectric power generation caused by below average rainfall, we advanced $88 million in total to

PT Inco. These advances have since been repaid. PT Inco may experience cash shortfalls in the future, particularly if there were to be a significant decline in primary nickel demand and nickel prices. In the event of such a cash shortfall, we may again conclude that it would be necessary to advance cash to PT Inco in order to meet PT Inco's cash needs.

       The uncertain political situation and security concerns in Indonesia, primarily as a result of the ongoing economic, political and social problems facing that country, could adversely affect PT Inco's ability to operate. While there has been no indication that the Government of the Republic of Indonesia is considering currency controls, nationalization of certain properties or facilities or other similar actions, regional and local governmental authorities have sought to take greater control of the development of their resources and these or other political developments, including, but not limited to, the possibility of disruptions in PT Inco's operations arising out of the actions of non-governmental organizations or community activist groups, could have a material adverse effect on PT Inco's, and therefore our, nickel production, business, results of operations, financial condition and liquidity.

  ENVIRONMENTAL RISKS

       Environmental legislation affects nearly all aspects of our operations worldwide. These laws apply to us along with other companies in the mining and metals industry. This type of legislation requires us to obtain operating licenses, permits and other approvals and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new projects or undertaking significant changes to existing operations. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include (1) further reducing or stabilizing various emissions, including sulphur dioxide, metal and greenhouse gas emissions, (2) mine reclamation and restoration, and
(3) water, air and soil quality and waste treatment and disposal.

       Although the ultimate amount to be incurred is uncertain, the total liability for future removal and site restoration costs in respect of our worldwide operations, to be incurred primarily after cessation of operations, was estimated to be approximately $140 million at June 30, 2003 based upon certain discount rates and timing with respect to when these costs would be expected to be incurred applied in accordance with a new accounting standard discussed below. In July 2003, our closure plan covering our Manitoba operations was approved by the Province of Manitoba. The undiscounted estimated costs associated with that plan were approximately $15 million higher than the cost included in the $140 million estimate. Effective January 1, 2003, we adopted a new accounting standard of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This standard significantly changed the method of accounting for future removal and site restoration costs. This liability is accreted over time through periodic charges to earnings. The current estimate of the charge for 2003 is approximately $9 million. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and depreciated over the asset's useful life. A further discussion of this standard is included in footnote (1) to the "Summary Consolidated Financial Data" above. The estimate of the total liability for future removal and site restoration costs has been developed from independent environmental studies, which include an evaluation of, among other factors, currently available information with respect to closure plans and closure alternatives, the anticipated method and extent of site restoration using current costs and existing technology, and compliance required by presently enacted laws, regulations and existing industry standards. The total liability for future removal and site restoration costs represents estimated expenditures associated with closure, progressive rehabilitation and post-closure care and maintenance. Potential recoveries of funds from the future sale of assets upon the ultimate closure of operations have not been reflected in the estimate of the total liability or related annual provision. Future changes, if any, to the estimated total liability, as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all areas in which we operate.

       Changes made in 2000 to mining regulations in the Province of Ontario will require us to provide letters of credit or other forms of financial security to fund our future reclamation and restoration costs, which are not expected to be incurred for many years, if we were to no longer meet certain minimum investment grade credit ratings for our outstanding publicly traded debt securities. Although our debt securities are currently rated investment grade, they were rated below investment grade in recent times and there can be no assurance that this situation will not reoccur. If we are not able to maintain the minimum investment grade credit ratings, it is currently estimated that letters of credit or other forms of financial security associated with the currently estimated costs of the eventual future closure of our mines and other facilities in Ontario would have to cover approximately $310 million in such closure costs. Due to the closure of three mines in Ontario in 2002, we were required under such mining regulations to provide surety bonds in the amount of $17 million to secure these near-term closure costs. In addition, we are subject to certain Indonesian regulations which require us to provide security for the reclamation of land areas that have been mined. In the case of our Manitoba operations, we expect that, based upon recently enacted regulations in the Province of Manitoba, we will be required to provide some form of financial security for our future reclamation and restoration costs in that Province. However, it is not currently expected that these costs with respect to our Manitoba operations (beyond what has been included in the $140 million estimate referred to above and the recently approved closure plan) and for our Indonesian operations and/or such financial security to be provided for our Manitoba operations will be of a material amount. These potential costs might not be incurred until many years in the future. If these requirements for letters of credit or other forms of financial security had to be satisfied, they could have an adverse effect on the amounts available for borrowing by us under our bank credit facilities.

       In February 2002, the Ontario government issued a control order that requires us to reduce sulphur dioxide emissions by 34 per cent at our Ontario smelting operations by the end of 2006. We are currently implementing an approximately $85 million investment in fluid bed roaster off-gas scrubbing technology intended to reduce sulfur dioxide emissions to the new levels mandated by this new control order by the end of 2006. As part of the control order, we will also be required to (1) reduce ground level concentrations of sulfur dioxide, (2) continue research into the technology and economics of further reductions in sulphur dioxide emissions and (3) report annually to the Ontario Ministry of the Environment and the public on the progress of this research program. The control order calls for a final report on achieving the additional reductions to be submitted by December 31, 2010. We do not currently expect that compliance with the annual sulphur dioxide emission levels from our smelter operations or ground level concentrations levels as set forth in the control order will have any significant effect on our costs, operating procedures or annual production of nickel and other primary metals from our Ontario operations. In February 2003, the Province of Ontario issued a discussion paper covering proposals for further reductions in sulfur dioxide emissions by non-ferrous smelting operations, including our operations, and the federal government of Canada has recently designated for further regulation certain sulfur dioxide and particulate emissions from copper-smelting operations such as those we have in Ontario. While we are not able to determine the effect, if any, of these recent developments and significant future changes in regulatory emission limits and other environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the timing and ultimate form that such changes may take, any such changes could have a material adverse effect on our business, results of operations, financial condition and liquidity.

       Canada signed and ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change ("Kyoto Protocol") in December 2002. The Kyoto Protocol calls for significant reductions in the emissions of greenhouse gases, such as carbon dioxide, and nationwide ceilings on such emissions. In August 2003, the federal government of Canada released certain principles covering the Kyoto Protocol intended to be used to implement the objective of having the oil and gas, thermal energy and mining and manufacturing sectors reduce greenhouse gases by certain specified limits. In November 2002, the federal government of Canada released an initiative to address certain causes of climate changes. The specific requirement of this initiative is also to limit the discharge of carbon dioxide and other greenhouse gases.

Neither of the Kyoto Protocol nor this other initiative has as yet established what the specific allocation of reductions among various sources of greenhouse gases would be. While the precise impact on our Canadian operations and the operations of others who provide energy or other products or services to us is uncertain at this time, we anticipate that compliance with these initiatives could have a significant adverse effect on our results of operations and costs. In addition, the federal government of Canada in July 2003 under existing legislation indicated its plan to regulate on the federal level sulfur dioxide emissions based upon their treatment as a precursor of respirable particulate matter. We cannot predict what effect this new regulatory initiative covering these emissions could have on our results of operations, financial results or liquidity.

       In 2002, the Danish Environmental Protection Agency, as part of the authority granted to it under certain environmental regulations of the European Union Commission, published draft risk assessment reports, including certain conclusions concerning potential human health hazards associated with nickel metal and certain soluble nickel compounds, including nickel sulphate, nickel chloride and nickel nitrate. This Agency determined, based on certain animal studies, that soluble nickel is a reproductive toxin and has proposed certain product labeling requirements as a result of this determination. It has also assessed certain other environmental issues. In addition, based upon these draft reports and taking into consideration certain studies, this Agency has proposed that soluble nickel be classified under its hazard classification system as a known human carcinogen. During 2003, the European Union Commission released draft sections of their risk assessment focussing on the characterization of certain forms of nickel and the related human health assessment. This risk assessment is currently expected to be completed in 2004. The study of the socio-economic effects of such risk assessment also moved forward in 2003. Before any such proposed classification could come into effect, a number of regulatory and administrative steps would have to be completed. If this proposed classification were to come into effect as currently proposed, it could result in use restrictions and other requirements which could have a material adverse impact on certain producers and end users of the forms of nickel covered by such classification and on our business, results of operations, financial condition and liquidity. The European Union Commission also in 2002 proposed a directive on air pollution which includes target limit values for nickel since nickel is considered by this Commission to be a possible carcinogenic pollutant. Member states of the European Union will have until 2010 to achieve the target limit values, after which more stringent binding limit values may be considered. The technical and socio-economic feasibility of meeting such limits are currently being considered by the European Union Commission and those industries that would be affected, including nickel producers.

       Further changes in environmental laws, the restrictions on our discharge of greenhouse gases as a result of Canada's program to comply with the Kyoto Protocol and similar developments that may be imposed, new information on existing environmental conditions and other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could require increased accounting reserves or compliance or other expenditures or otherwise have a material adverse effect on our business, results of operations, financial condition and liquidity.

       Other changes in environmental legislation could have a material adverse effect on product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it extremely difficult to predict their future impact on us. We anticipate capital expenditures and operating expenses will increase in the future as a result of the implementation of existing and new and increasingly stringent environmental regulations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits.

       There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, results of operations, financial condition or liquidity. We may also be subject to claims from persons alleging that they have suffered significant damages as a result of the environmental impact of our operations, including operations that have ceased to exist for many years.

  COMPETITION

       The nickel industry is highly competitive in all aspects of operations, including the exploration for, and the development of, new sources of supply, the acquisition of deposits, and the processing, distribution and marketing of nickel products as well as substitutes for nickel products. The level of production and export of primary nickel and secondary or nickel-containing scrap material from the Russian Federation as well as other sources of such scrap, together with the continuing relatively limited level of domestic consumption of nickel in the Russian Federation since the break-up of the former Soviet Union, has had, and is expected to continue to have, a significant impact on the nickel industry's supply-demand balance.

       During 1999, three new nickel projects in Australia began commercial production at costs of production which the sponsors of such projects had estimated to be very favorable relative to other industry participants, including us. While these projects still have not operated at close to their aggregate indicated production capacity, which had been estimated by their sponsors to be approximately 65,000 tonnes annually in total, increases in the supply of nickel resulting from those projects, and from other new sources of nickel, if developed, could create downward pressure on prices realized by us for our primary nickel products.

       While we expect that the demand for nickel will continue to grow over the longer term, increases in supply in excess of increases in demand could cause nickel prices to decrease significantly from current levels. In addition, the successful substitution of other materials for nickel in a number of important applications could occur. Any of these situations could materially adversely affect our business, results of operations, financial condition and liquidity. See "Volatility of Price of Nickel and Other Prices and their Effect on Our Financial Results" above. As we expect to become a significant producer of cobalt once our development projects begin commercial production, our results will also be affected by the currently projected highly competitive market for cobalt.

  GOVERNMENTAL REGULATIONS

       In addition to environmental regulations referred to above, the mining and metals industry in Canada operates under federal, provincial and municipal legislation, regulation and intervention by governments in such matters as land tenure, limitations on areas in which mining can be conducted, production rates, income and other taxes and the export of ore and other products, as well as other matters. Our operations in Indonesia, the United Kingdom, New Caledonia and in other countries outside Canada are also subject to various environmental and other applicable laws and regulations and governmental interventions, some of which are similar to those in Canada and all of which are subject to change. The mining and metals industry is also subject to regulation and intervention by governments in such matters as control over the development and abandonment of mine sites (including restrictions on production) and possible expropriation or cancellation of contract and mineral rights. Before proceeding with major projects, including significant changes to existing operations, we must obtain regulatory approvals. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions, including the obligation to post security deposits and other financial commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and abandonment or restructuring of projects and increased costs, all of which could negatively affect our future earnings and cash flow. In addition, such regulations may be changed from time to time in response to economic or political conditions, and the implementation of new regulations or the modification of existing regulations affecting the mining and metals industry could increase our costs and have a material adverse impact on business, results of operations, financial condition and liquidity.

       There can be no assurance that we will be in compliance with all applicable statutes or regulations at all times or that steps to bring us into compliance would not materially adversely impact our business, results of operations, liquidity or financial condition. See "Environmental Risks" above.

  CAPITAL REQUIREMENTS AND OPERATING RISKS

       Each of our two current principal primary metals business units, the Canadian and U.K. operations, and our 59 per cent owned Indonesian subsidiary, PT Inco, has required, and is expected to continue to require, certain levels of investment to sustain its current levels of production. For 2003, we currently forecast capital expenditures totaling approximately $635 million, covering sustaining capital projects for these units as well as planned expenditures for our Goro and Voisey's Bay projects and other development projects. This total amount assumes a level of capital expenditures for our Goro project of approximately $260 million, and $140 million for our Voisey's Bay project. We currently anticipate very substantial continuing capital expenditures in 2004 and subsequent years for sustaining capital projects and for our development projects. The expected capital costs of our Goro development project is under review as discussed above. To meet our current anticipated capital expenditure requirements, we must generate sufficient positive internal cash flow and/or utilize available financing sources and if we are unable to do so, it will have an adverse effect on our business, results of operations, financial condition and liquidity.

       In addition, our mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at our mining or processing operations could materially adversely affect our business, results of operations, financial condition and liquidity.

       For example, in February 2003 we experienced certain seismic conditions at two of our mines at our Ontario operations which required us to curtail mining activities while these conditions were evaluated. These conditions did not result in any significant production disruptions but could reoccur in the future and could adversely affect our production. In addition, in February 2003 our Indonesian subsidiary experienced an unexpected maintenance development covering one of its two hydroelectric generating facilities which required a limited shutdown of the facility to repair the facility's two turbines. Although this shutdown did not affect PT Inco's 2003 planned production, there can be no assurances that similar events will not occur in the future which could affect PT Inco's production.

       The wholesale electricity markets in Ontario were deregulated for a portion of 2002 and as a result we experienced fluctuations in some of our electricity costs at our Ontario operations. Depending upon future changes in the regulatory environment for these markets, we could experience future fluctuations in such costs. We could also experience disruptions due to blackouts and similar events. We have from time to time experienced adverse production and production cost trends at our operations in Canada and elsewhere and could experience similar adverse trends in the future.

  LABOR RELATIONS

       Collective agreements with unionized hourly production and maintenance workers at our Ontario operations ended on May 31, 2003. We were not able to negotiate new collective agreements by that date and these workers went on strike and, as discussed under "Recent Developments" above, the strike lasted until August 29, 2003 when new collective agreements expiring on May 31, 2006 were entered into by the Company and the local unions representing these workers. This strike had a material adverse effect on our 2003 production of nickel, copper and certain other metals and results of operations and cash flow. A three-year collective agreement with our unionized office, clerical and technical employees at our Ontario operations remains in effect until March 31, 2004. On September 15, 2002, a new three year collective agreement with our unionized workers at our Manitoba operations was successfully negotiated. Our PT Inco subsidiary entered into a new two-year collective labor agreement with its union in January 2003. While there were no significant problems in reaching this new agreement with PT Inco's labor force, with the increased potential for actions of non-government organizations and other activist groups, as part of the current uncertain economic and political situation in Indonesia, and the general increase in labor activism in that country, there can be no assurance that such activism will not adversely affect PT Inco's ability to successfully operate. Any disruption in PT Inco's operations as a result of labor issues or other issues may adversely affect its operations and could materially adversely impact our business, results of operations, financial condition and liquidity. At Goro, we currently have two unions representing some of our employees. In early September 2002, Goro experienced labor disruptions by personnel associated with certain project construction subcontractors. As a result of these disruptions, the decision was made in late September 2002 to curtail certain activities at the project's site to enable the project company, Goro Nickel S.A., contractors, subcontractors and other interested parties to develop procedures to avoid future disruptions. A number of procedures were put in place prior to the start of the comprehensive review in early December 2002 and we and Goro Nickel S.A. have been seeking to complete the implementation of these and other procedures as part of the negotiation of labor or site accords to help minimize any such disruptions in the future. Through an employer's association, of which we are the controlling member, we negotiated a collective agreement effective September 2002 covering the construction of the first phase of the Voisey's Bay project.

       There can be no assurance that we will be able to maintain a positive relationship with our employees at our operations in Canada and elsewhere or that new collective agreements will be entered into without work interruptions. We could also be adversely affected by labor disruptions involving third parties who may provide us with goods or services at our operations in Canada and elsewhere. For example, as discussed above, our Goro project experienced labor disruptions by employees certain of the project's construction subcontractors. Strikes and other labor disruptions at any of our operations and lengthy work interruptions at our Goro or Voisey's Bay projects could materially adversely affect the timing of completion and the cost of either project, as well as our business, results of operations, financial condition and liquidity.

  UNCERTAINTY OF RESERVE ESTIMATES

       Our reported ore reserves are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, based upon a number of assumptions, including long-term prices for nickel, copper and cobalt, exchange rates and capital cost estimates. In some cases, we assume long-term prices that are above current and recent prices. Changes in these assumptions, including any reduction in the assumed metals prices and changes in exchange rates, could materially adversely affect the estimation of the quantities of proven and probable ore reserves and any significant reduction in such reserves could adversely affect our production levels and, accordingly, our results of operations, financial condition and liquidity. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than what is indicated by geological measurements of the reserves. Further, market price fluctuations in nickel, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, the results of phase 2 of our review of the Goro project could also affect the assumptions utilized for and, accordingly, the amount of, the ore reserve estimate for the Goro deposit. See also "Volatility of Price of Nickel and Other Prices and their Effect on Our Financial Results" and "Uncertainty of Production and Capital and Other Cost Estimates" above.

       No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates anticipated by us. Our reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

  RISKS RELATING TO BANK FACILITIES

       To provide liquidity for our operations, we maintain committed bank credit facilities currently aggregating $680 million, none of which was drawn as of the date hereof. Covenants contained in these bank credit facilities require us to maintain a consolidated indebtedness to tangible net worth ratio, as defined in such credit facilities ("debt:equity ratio"), of not more than 50:50 and a minimum tangible net worth (as defined in such credit facilities) of at least $1.5 billion. At June 30, 2003, pursuant to these covenants, the debt:equity ratio was approximately 27:73 and our tangible net worth was $3.7 billion. There can be no assurance that future material adverse developments would not result in a breach of these covenants. If we are unable to maintain a debt:equity ratio of not more than 50:50 and tangible net worth of at least $1.5 billion, our bank lenders generally would have the right to declare a default and require all then outstanding loans to be repaid and pursue the various remedies available to them under the bank credit facilities, including declining to make any new loans under such facilities. Any such action by the lenders could materially adversely affect our ability to finance our operating and development projects, and our results of operations, financial condition and liquidity.

  EFFECT ON PROFITABILITY OF INCREASES IN COSTS

       Over the past 18 months, we have experienced an increase in our costs of production due to, among other factors, rising energy and pension costs, the costs of intermediate feeds we purchase and the impact of the appreciation of the Canadian dollar against the U.S. dollar with respect to those of our costs that are incurred in Canadian dollars. While we will continue to pursue productivity improvements and other actions to offset these cost increases, these cost increases are currently expected to continue to have a negative impact on our profitability and our results of operations for the balance of 2003. In addition, these trends may have an adverse effect on our profitability and results of operations in future years and, while we believe at least some of our competitors face similar cost trends, our competitive position in the global nickel industry could also be adversely affected if these adverse cost trends continue.

  EXPOSURE TO PREVAILING INTEREST RATES AND EQUITY MARKET RETURNS IN CONNECTION WITH OUR PENSION PLANS

       We sponsor defined benefit pension plans for our employees principally in Canada, the United States and the United Kingdom. Our pension plan assets consist primarily of listed stocks and bonds. Our estimate of liabilities and expenses for pensions and other post-retirement benefits incorporate significant assumptions, including interest rates used to discount future liabilities and expected long-term rates of return on plan assets. Our pension contributions and expense, results of operations, liquidity or shareholders' equity in a particular period could be materially adversely affected by equity market returns that are less than our pension plans' expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the Canadian dollar--U.S. dollar exchange rate.

       If the assets of our pension plans do not achieve expected investment returns for any fiscal year, such deficiency would require increases in our pension expense. We have been required to significantly increase our pension plan contributions in 2003 and expect such increased contributions to continue for the next few years as a result of recent poor plan investment performance and the existing significant deficits in certain plans as a result of such performance. Changing economic conditions, poor pension investment returns or other factors may require us to make substantial additional cash contributions to our pension plans in the future, preventing the use of such cash for other purposes and adversely affecting our liquidity.

  EXCHANGE RATE FLUCTUATIONS

       Our results of operations are affected by various exchange rates, in particular between the Canadian dollar and the U.S. dollar and, to a lesser extent, other exchange rates. As discussed above, our capital expenditures for our existing operations and Voisey's Bay and Goro projects are also sensitive to changes in exchange rates depending upon the currency in which such expenditures are incurred. Those exchange rates that can have a substantial impact on our results of operations and capital expenditures have varied substantially over time, including over the last five years. For example, the Canadian dollar has strengthened significantly compared to the U.S. dollar to date in 2003, rising from $0.6350 per Cdn.$1.00 on January 2, 2003 to $0.7423 per Cdn.$1.00 on
September 22, 2003. A substantial portion of our revenue is received in U.S. dollars since the price of nickel and other metals produced by us are generally referenced in U.S. dollars, while a significant portion of our costs and expenses are incurred in Canadian dollars. Our consolidated financial statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which have materially impacted and may in the future materially impact our results of operations. We from time to time hedge a portion of our Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect that such fluctuations could have on our results of operations or financial condition. See "Uncertainty of Production and Capital and Other Cost Estimates" above.

  INTEREST RATE AND COUNTERPARTY RISK

       Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We generally have used fixed-rate debt to finance long-term investments, while variable-rate debt has been used to meet working capital requirements and related requirements on a more near-term basis. At the end of 2002, we entered into an interest rate swap agreement to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest rate risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. At June 30, 2003, approximately $649 million, or 42 per cent, of our total debt of $1,550 million was effectively subject to variable interest rates. Based upon our level of debt that is effectively floating rate, as of June 30, 2003 the impact of a 10 per cent change in interest rates, or 11 basis points (based on certain benchmark interest rates as at June 30, 2003), over the course of a full year would change our interest expense by less than $1 million over a full year. As noted above, we may be required to raise additional debt in the future and, accordingly, we could be materially adversely affected by changes in interest rates in the future despite any interest rate swaps we then might have in effect. Since year-end 2002, we have entered into an interest rate swap covering 100 per cent of our $400 million aggregate principal amount of 7 3/4% Notes due 2012 that effectively converts all of those securities to floating rate debt and increases the sensitivity of our interest expense to changes in interest rates proportionately and cancelled in accordance with its terms the interest rate swap on our 9.60% Debentures due 2022. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

       In addition, our interest rate swaps, metals hedging and foreign currency risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business and financial condition.

  ABSENCE OF PUBLIC MARKETS FOR THE DEBENTURES

       The debentures comprise a new issue of securities for which there is currently no public market. If the debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the debentures on any securities exchange or to seek approval for quotation of the debentures through an automated quotation system. No assurance can be given as to whether an active trading market will develop or be maintained for the debentures. To the extent that an active trading market for the debentures does not develop, the liquidity and trading prices for the debentures may be adversely affected.

                                USE OF PROCEEDS

       The proceeds of this offering, after deducting underwriting commissions and other expenses of the offering, are expected to be approximately $297 million, which, together with available cash, will be used to redeem our 9.60% Debentures due 2022 and our 7 3/4% Convertible Debentures due 2016.

                                 CAPITALIZATION

       The following table sets forth a summary of our consolidated capitalization as of June 30, 2003, and as adjusted to reflect the sale of the debentures offered by this prospectus. The table is based on our unaudited consolidated financial statements as of and for the six months ended June 30, 2003, which have been prepared in accordance with Canadian GAAP. The table should be read in conjunction with our consolidated financial statements and other information included in the documents incorporated by reference into this prospectus. Note 1 to the table sets forth information regarding material differences between Canadian and U.S. GAAP. For further information regarding differences between Canadian GAAP and U.S. GAAP, see Note 22 to the consolidated financial statements in our 2002 10-K and Note 14 to the consolidated financial statements in our Second Quarter 10-Q. For further information regarding our long-term debt, see Note 10 to the consolidated financial statements in our 2002 10-K and Note 6 to the consolidated financial statements in our Second Quarter 10-Q.

                                                                AS OF JUNE 30, 2003(1)
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
                                                                     (UNAUDITED)
                                                                    (IN MILLIONS)
Long-term debt (including $115 million which is due within
  one year).................................................    $1,550         $1,548
Minority interest...........................................       384            384
Shareholders' equity (2):
  Convertible debt..........................................       599            599
  Common shareholders' equity:
     Common shares issued and outstanding, without nominal
      or par value (authorized -- unlimited)................     2,793          2,793
     Warrants...............................................        62             62
     Contributed surplus....................................       561            561
     Deficit (3)............................................      (269)          (269)
                                                                ------         ------
  Total common shareholders' equity.........................     3,147          3,147
                                                                ------         ------
Total shareholders' equity..................................     3,746          3,746
                                                                ------         ------
Total capitalization........................................    $5,680         $5,678
                                                                ======         ======

------------

(1) Under U.S. GAAP, minority interest, common shares, warrants and contributed surplus would be reported in the same amounts as set forth in the foregoing table, but our outstanding convertible debt would be recorded as a different amount and classified as long-term debt, not equity. Therefore, under U.S. GAAP our long-term debt, total common shareholders' equity, total shareholders' equity and consolidated capitalization would differ and the above table would read as follows:

                                                                     AS OF JUNE 30, 2003
                                                                  --------------------------
                                                                    ACTUAL       AS ADJUSTED
                                                                  -----------    -----------
                                                                         (UNAUDITED)
                                                                        (IN MILLIONS)
    Long-term debt (including $115 million which is due within
      one year and convertible debt)............................    $ 2,180        $ 2,178
    Minority interest...........................................        384            384
    Shareholders' equity:
      Common shareholders' equity
         Common shares issued and outstanding, without nominal
           or par value (authorized -- unlimited)...............      2,793          2,793
         Warrants...............................................         62             62
         Contributed surplus....................................        561            561
         Deficit (3)............................................     (1,194)        (1,194)
         Accumulated other comprehensive loss...................       (483)          (483)
                                                                    -------        -------
    Total shareholders' equity..................................      1,739          1,739
                                                                    -------        -------
    Total capitalization........................................    $ 4,303        $ 4,301
                                                                    =======        =======

(2) For further information regarding the convertible debt, warrants, contributed surplus and common shares, see Notes 13, 15 and 16 to the consolidated financial statements in our 2002 10-K and Notes 5, 7 and 9 to the consolidated financial statements in our Second Quarter 10-Q.

(3) The premium payable in connection with the planned redemption of our 9.60% Debentures due 2022 would have increased the deficit by approximately $7 million. However, such increase will be effectively offset by an amount already received upon cancellation of a related interest rate swap.

                           DESCRIPTION OF DEBENTURES

       The debentures are a single series of debt securities under an indenture dated as of June 29, 1989, as amended and supplemented by a first supplemental indenture dated as of March 31, 1992, between us and The Bank of New York, as trustee. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, including the definitions of certain terms in the indenture. The indenture and the supplemental indenture are filed as an exhibit to the registration statement of which this prospectus is a part. As used in this description, the words "we", "us", "our", the "Company" and "Inco" do not include any of our current or future subsidiaries. In the following summary, the term "securities" refers to all debentures, notes and other evidences of indebtedness authenticated and delivered under the indenture.

GENERAL

       The debentures will be unsecured general obligations and will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The debentures will be limited to $300,000,000 aggregate principal amount and will mature on October 15, 2015. The debentures will bear interest at 5.70% per annum from September 26, 2003, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears, on April 15 and October 15 of each year, commencing April 15, 2004, to each person in whose name a debenture is registered at the close of business on the preceding April 1 or October 1, as the case may be. The initial public offering price of the debentures is 99.978% of their principal amount, resulting in an effective yield of 5.70% per annum if held from the time of issuance to maturity. Principal of and interest on the debentures will be payable, and the transfer of debentures will be registrable, at the principal corporate trust office of the trustee, which at present is 101 Barclay Street, New York, New York, 10286, Attention: Corporate Trust Administration. However, payment of interest may, at our option be made by check mailed to the address of the person entitled thereto as it appears in the security register.

       No service charge will be made for any registration, transfer or exchange of the debentures, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

BOOK-ENTRY SYSTEM

       The debentures will initially be issued in the form of one or more global securities held in book-entry form. The Depository Trust Company ("DTC") or its nominee will be the sole registered holder of the debentures for all purposes under the indenture. Owners of beneficial interests in the debentures represented by the global securities will hold such interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers thereof will only be effected through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with the procedures and practices of DTC and any intermediary through which they hold their debentures. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture provided to the holders of the debentures. Inco and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities. See "Legal Ownership" below.

       DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust

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

companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission (the "SEC").

OPTIONAL REDEMPTION

       We will have the option to redeem the debentures in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the debentures, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield plus 25 basis points, together in each case with accrued interest to the date of redemption.

       "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

       "Comparable Treasury Issue" means United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those debentures.

       "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

       "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, then the average of the available Reference Treasury Dealer Quotations for the redemption date, or (3) if only one is available on that date, then that Reference Treasury Dealer Quotation.

       "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

       "Reference Treasury Dealer" means Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., plus three other Primary Treasury Dealers (as defined) appointed by the trustee after consultation with us, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer, if available.

REDEMPTION FOR TAX REASONS

       We may also redeem all but not part of the debentures if we have or would become obligated (including on the future enactment of a proposed change) to pay to the holder of any debenture "Canadian additional amounts" or "other additional amounts" (which are, in each case, more than a de minimis amount) as a result of any change (including any announced prospective change) from the date of this prospectus (or the date a party organized in a jurisdiction other than Canada or the United States, or any province, territory, state or district thereof, becomes our successor) in the laws or any regulations of Canada (or of our successor's jurisdiction) or any political subdivision or taxing authority thereof, or in an

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

interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) and if we cannot avoid these obligations by taking reasonable measures available to us. The term "Canadian additional amounts" is defined in "-- Canadian Withholding Taxes" and the term "other additional amounts" is defined in "-- Certain
Covenants -- Amalgamation and Merger". This redemption would be at 100% of the principal amount plus accrued interest plus any Canadian additional amounts or other additional amounts (except to the extent you would not have been entitled to Canadian additional amounts or other additional amounts, as the case may be). We will give you not less than 30 days' nor more than 60 days' notice of this redemption, except that (1) we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (2) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts must remain in effect.

REDEMPTION PROCEDURES

       We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the debentures are redeemed, the trustee will select the debentures to be redeemed by a method determined by the trustee to be fair and appropriate.

       On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the debentures to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any debentures that have been called for redemption (unless we default in the payment of the redemption price and accrued interest).

CANADIAN WITHHOLDING TAXES

       We will make payments on account of the debentures without withholding or deducting on account of any present or future Canadian tax or other Canadian governmental charge ("Canadian taxes"), unless we are required by law or the interpretation or administration thereof by the relevant governmental authority to withhold or deduct Canadian taxes. If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay the additional amounts ("Canadian additional amounts") necessary so that the net amount received by each holder of debentures after the withholding or deduction (including with respect to Canadian additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted. We will make similar payment of Canadian additional amounts to holders of debentures (other than excluded holders (defined below)) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Canadian additional amounts will be payable with respect to a payment made to holders or beneficial owners of debentures (referred to as "excluded holders")
(i) with which we do not deal at arm's length (for purposes of the Income Tax Act (Canada)); (ii) who are subject to Canadian tax on those payments because they carry on business in Canada or are otherwise connected with Canada otherwise than by the mere holding of debentures or receipt of payments thereunder; or (iii) who fail to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by applicable law or by the relevant governmental authority as a precondition to exemption from or a reduction in the rate of deduction or withholding of such Canadian taxes. We will remit the amount we withhold or deduct to the relevant authority.

CERTAIN COVENANTS

  Certain Definitions Applicable to Covenants

       "Attributable Debt" is defined to mean as to any particular lease under which any person is liable at the time as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such

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

lease (as determined in good faith by Inco) compounded semi-annually, excluding amounts required to be paid on account of or attributable to operating costs and overhead charges and including, in certain circumstances, any termination penalty in the case of a lease terminable by the lessee.

       "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Inco and its Subsidiaries contained in the latest annual report to shareholders of Inco and computed in accordance with Canadian GAAP as specified in the indenture.

       "Funded Debt", as applied to any person, means all indebtedness for money borrowed, created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

       "Principal Property" is defined to mean any (1) mineral property; or (2) manufacturing or processing plant, building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Inco or any Restricted Subsidiary, which is located in Canada or the United States or its territories or possessions, the gross book value (without deduction of any reserve depreciation) of which, in each case, on the date as of which the determination is being made, is an amount which exceeds 0.25% of Consolidated Net Tangible Assets, except any such plant, building, structure or facility or any portion thereof (together with the land upon which it is erected and fixtures comprising a part thereof) (a) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (b) which the board of directors of Inco by resolution declares is not of material importance to the total business conducted by Inco and its Restricted Subsidiaries considered as an enterprise.

       "Restricted Subsidiary" is defined to mean (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term "Restricted Subsidiary" will not include any Subsidiary the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside Canada and the United States or its territories or possessions.

       "Subsidiary" of Inco is defined to mean any corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Inco and/or one or more Subsidiaries of Inco.

  Negative Pledge

       We have covenanted under the indenture that we will not, and that we will not permit any Restricted Subsidiary to, create, incur or assume any mortgage, hypothec, charge, pledge, lien or other security interest (each a "mortgage") securing any indebtedness for money borrowed ("Indebtedness") of or upon any Principal Property, or on shares of stock or indebtedness of any Restricted Subsidiary, now owned or hereafter acquired by Inco or a Restricted Subsidiary, without making effective provision for the outstanding debentures (together with, if and to the extent we so determine, any other indebtedness or other obligations then existing or thereafter created) to be secured by such mortgage equally and rateably with (or prior to) any and all indebtedness and obligations secured or to be secured thereby and for so long as such Indebtedness is so secured. Such negative pledge in general will not prevent or restrict the creation, incurrence or assumption by Inco or any Restricted Subsidiary of:

       - any mortgage on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

       - any mortgage on any Principal Property existing at the time of acquisition of such Principal Property by Inco or a Restricted Subsidiary, whether or not assumed by Inco or such Restricted

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

         Subsidiary, provided that no such mortgage will extend to any other Principal Property of Inco or any Restricted Subsidiary;

       - any mortgage on any Principal Property (including any improvements on an existing Principal Property) hereafter acquired or constructed by Inco or any Restricted Subsidiary to secure the payment of all or any part of the purchase price or cost of construction of such Principal Property (or to secure any Indebtedness incurred by Inco or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price thereof or cost of construction thereof or of improvements thereon) created prior to, at the time or within 90 days after the later of the acquisition, completion of construction, or commencement of full operation of such Principal Property, provided that no such mortgage will extend to any other Principal Property of Inco or a Restricted Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

       - any mortgage on any Principal Property or any Restricted Subsidiary to secure Indebtedness owing by it to Inco or to another Restricted Subsidiary;

       - any mortgage on any Principal Property of Inco or any Restricted Subsidiary in favor of any government authority in Canada or in the United States to secure partial, progress, advance or other payments to Inco or any Restricted Subsidiary pursuant to the provisions of any contract or statute;

       - any mortgage on any Principal Property of Inco or any Restricted Subsidiary existing on the date of the indenture;

       - any mortgage on any Principal Property of Inco or any Restricted Subsidiary created for the sole purpose of renewing or refunding any of the foregoing mortgages, provided that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding mortgage will be limited to all or any part of the same property and improvements thereon which secured the mortgage renewed or refunded; or

       - any mortgage on any Principal Property created, incurred or assumed to secure Indebtedness of Inco or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by mortgages on Principal Properties then outstanding (excluding Indebtedness secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the indenture (not including Attributable Debt in respect of any such sale and Leaseback Transactions the proceeds of which are applied as set forth below under "Limitation on Sale and Leaseback Transactions") would not then exceed 5% of Consolidated Net Tangible Assets.

       The following types of transactions will not be deemed to be mortgages securing Indebtedness: any acquisition by Inco or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in nickel, copper, cobalt, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Inco or any Restricted Subsidiary conveys or assigns to any person or persons an interest in nickel, copper, cobalt, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any mortgage upon any property or assets owned or leased by Inco or any Restricted Subsidiary or in which Inco or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Inco's or the Restricted Subsidiary's proportionate part of such development or operating expense.

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

  Limitation on Sale and Leaseback Transactions

       Sale and Leaseback Transactions (which term is defined in the indenture and which definition excludes certain temporary leases and leases between Inco and a Restricted Subsidiary or between Restricted Subsidiaries) by Inco or any Restricted Subsidiary of any Principal Property are prohibited by the indenture unless: (1) immediately prior to the entering into of such arrangement, Inco or such Restricted Subsidiary could create a mortgage on such Principal Property securing Indebtedness in an amount equal to the Attributable Debt with respect to the particular Sale and Leaseback Transaction; or (2) within 120 days after the sale or transfer, an amount equal to the fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (as determined by our board of directors) is applied to the prepayment (other than mandatory prepayment) of Funded Debt of Inco or a Restricted Subsidiary (other than Funded Debt held by the Company or any Restricted Subsidiary).

  Amalgamation and Merger

       We have covenanted that we will not enter into any consolidation, amalgamation or merger with or into any other corporation, or statutory arrangement in which Inco participates, or any sale, conveyance or lease of all or substantially all of our property unless (1) immediately after such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease the corporation (whether Inco or such other corporation) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or to which such sale, conveyance or lease will have been made, will not be in default in the performance or observance of any of the terms, covenants and conditions of the indenture to be kept or performed by Inco; (2) the due and punctual payment of the principal of and interest on the debentures, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by Inco, will be expressly assumed, by a supplemental indenture satisfactory in form to the trustee, executed and delivered to the trustee, by the corporation (if other than Inco) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or by the corporation which will have acquired or leased such property; and (3) if the corporation (whether Inco or another corporation) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or to which such sale, conveyance or lease will have been made, is organized under the laws of a jurisdiction other than Canada or the United States or any province, territory, state or district thereof (each, a "relevant taxing jurisdiction"), we become or such successor corporation becomes obligated by a supplemental indenture satisfactory in form to the trustee to make all payments on account of the debentures without withholding of or deduction for, or on account of, any present or future taxes or governmental charges ("specified taxes") imposed or levied by a relevant taxing jurisdiction, unless we are required by law or the interpretation or administration thereof to withhold or deduct such specified taxes. In that event, we will pay such additional amounts ("other additional amounts") as may be necessary in order that the net amounts received by each holder of debentures after such withholding or deduction, including any withholding or deduction with respect to such other additional amounts, shall equal the respective amounts of principal and interest which would have been receivable in respect of the debentures in the absence of such withholding or deduction, except that no such other additional amounts shall be payable with respect to payments made to a holder:

       (a) if such holder is liable for such taxes by reason of such holder or the beneficial owner of the debenture having a present or former direct or indirect connection with the relevant taxing jurisdiction other than the mere holding of the debenture or the receipt of payment in respect thereof;

       (b) for any taxes imposed as a result of the failure of such holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements, if such compliance is required by statute or by regulation, administrative practice or an applicable treaty, as a precondition to relief or exemption from such tax;

       (c) for any estate, inheritance, gift, sales, transfer, personal property or similar tax, duty or fine, assessment or other governmental charge;

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

       (d) for any tax which is payable otherwise than by withholding or deduction from payment by us of principal of, or interest on, the debenture;

       (e) if the payment of other additional amounts would be for any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to the European Union directive on the taxation of savings adopted by members of the Economic and Financial Affaires European Council (ECOFIN) on June 3, 2003 or any law implementing or complying with or introduced in order to conform to such directive; or

       (f)  any combination of items (a) to (e);

nor will such other additional amounts be paid with respect to a payment on the debenture to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such debenture to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof, would not have been entitled to receive a payment of such other additional amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

       We shall have the right reasonably to require a holder as a condition of payment of amounts on the debentures to present at such place as we shall reasonably designate a certificate in such form as we may from time to time prescribe to enable us to determine our duties and liabilities with respect to
(i) any specified taxes that we or any withholding agent may be required to deduct or withhold from payments in respect of a debenture under any present or future law of any relevant taxing jurisdiction or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. To the extent not otherwise prohibited by applicable laws and regulations, we shall be entitled to determine our duties and liabilities with respect to such deduction, withholding, reporting or other requirements on the basis of information contained in such certificate, or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation, and shall be entitled to act in accordance with such determination.

       If, upon any such consolidation, amalgamation, merger or statutory arrangement or upon any such sale, conveyance or lease, or upon any consolidation, amalgamation, merger or statutory arrangement of any Restricted Subsidiary, or upon the sale, conveyance or lease of all or substantially all the property of any Restricted Subsidiary to any other corporation, any Principal Property of Inco or of any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary owned by Inco or a Restricted Subsidiary immediately prior thereto or immediately thereafter would thereupon become subject to any mortgage securing any Indebtedness, unless assumption of such mortgage would be permitted under the covenant described above under "-- Negative Pledge" without securing the outstanding debentures, Inco, prior to such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease, will secure or cause to be secured by supplemental indenture the due and punctual payment of the principal of and interest, if any, on the debentures (together with, if and to the extent Inco so determines, any other indebtedness or other obligation then existing or thereafter created) by a direct mortgage equally and rateably with (or prior to) any and all indebtedness and obligations secured or to be secured thereby and so long as such indebtedness is so secured.

DEFAULT AND RELATED MATTERS

  Events of Default

       You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection. The term "Event of Default" means any of the following with respect to the debentures:

       - we do not pay any interest on the debentures when such interest is due, and such failure is continued for 30 days;

       - we do not pay the principal of (or premium, if any, on) the debentures when such principal (or premium) is due;

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

       - we fail to perform any other covenant of the Company in the indenture, and such failure is continued for a period of 90 days after written notice as provided in the indenture;

       - we default under any indebtedness for money borrowed by the Company, other than the debentures, which results in the acceleration of the maturity of any such indebtedness of the Company if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the indenture; and

       - we file for bankruptcy in Canada or certain other events of bankruptcy, insolvency or reorganization occur.

  Remedies if an Event of Default Occurs

       If an Event of Default with respect to the debentures occurs and is continuing, either The Bank of New York, as trustee, or the holders of not less than 25% in aggregate principal amount of the outstanding debentures may declare, by written notice as provided in the indenture, the principal amount of all debentures to be due and payable immediately. However, at any time after a declaration of acceleration with respect to the debentures has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding debentures may, under certain circumstances, rescind and annul such declaration if all Events of Default with respect to the debentures, other than the non-payment of accelerated principal, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see "Modification and Waiver" below.

       Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders of the debentures unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debentures may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

       Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debentures, the following must occur:

       - you must give the trustee written notice that an Event of Default has occurred with respect to the debentures and remains uncured;

       - the holders of at least 25% in principal amount of the outstanding debentures must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

       - the trustee shall have not received from the holders of a majority in aggregate principal amount of the debentures a direction inconsistent with such request and shall have failed to take any action for 60 days after receipt of the above notice, request and offer.

       However, you are entitled at any time to bring a lawsuit for the payment of money due on your debentures on or after its due date.

       The trustee may withhold notice of any continuing default from the holders of the debentures (except a default in the payment of principal (or premium, if any) or interest) if it determines in good faith that withholding notice is in the interest of the holders.

       Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debentures or else specifying any default.

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

MODIFICATION AND WAIVER

       There are three types of changes we can make to the indenture and the debentures.

       Changes Requiring Your Approval. First, there are changes that cannot be made to your debentures without your specific approval. The following is a list of those types of changes:

       - alter the manner or rate of accrual of interest on any debenture;

       - change the stated maturity of the principal of, or any instalment of principal of or interest on, any debenture;

       - reduce the principal amount of any debenture or any amount payable upon redemption of any debenture;

       - make any debenture payable in money or securities other than that stated in the indenture;

       - change the place or currency of payment on a debenture;

       - impair your right to sue for payment;

       - reduce the percentage of holders of debentures whose consent is needed to modify or amend the indenture;

       - reduce the percentage of holders of debentures whose consent is needed to waive compliance with provisions of the indenture or to waive defaults; or

       - modify any other aspect of the provisions dealing with modification and waiver of the indenture where consent of the holders of debentures is required.

       Changes Requiring a Super-Majority Vote. The second type of change to the indenture and the debentures is the kind that requires a vote in favor by holders of securities issued under the indenture owning 66 2/3% of the principal amount of the securities of each series issued under the indenture affected by the change. Most changes fall into this category, except for clarifying changes and some other changes that would not adversely affect holders of the debentures.

       Changes Not Requiring Approval. The third type of change does not require any vote by holders of debentures. This type is limited to clarifications and some other changes that would not adversely affect holders of the debentures.

       Waivers. An affirmative vote of 66 2/3% of the outstanding principal amount of the debentures would be required for us to obtain a waiver of all or part of the restrictive covenants described in the indenture. Otherwise, an affirmative vote of not less than a majority in outstanding principal amount of the debentures would be required to waive a past default with respect thereto. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debentures listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

       Further Details Concerning Voting. At any meeting where a vote is required, you will be entitled to cast one vote for each $1,000 principal amount of debentures owned by you. When taking a vote, we will use the principal amount that would be due and payable on the voting date if the maturity of any securities issued under the indenture at an original issue discount were accelerated to that date because of a default.

       Your debentures will not be considered "outstanding", and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money or securities for their payment or redemption.

       We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debentures that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders, that vote or action may be taken only by persons who are holders of outstanding debentures on the record date.

       "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBENTURES OR REQUEST A WAIVER.

DEFEASANCE AND COVENANT DEFEASANCE

       We may elect to be discharged from all of our obligations under the outstanding debentures (defeasance), except for our obligations to:

       - register the transfer or exchange of debentures;

       - replace temporary or mutilated, destroyed, lost or stolen securities;

       - maintain an office or agency for the securities; and

       - hold moneys for payment of principal and interest in trust.

       Alternatively, we may elect to be released from the following obligations under the debentures (covenant defeasance):

       - some provisions of the indenture relating to an event of default;

       - some requirements regarding maintaining our corporate existence, maintaining our properties and paying taxes and some other claims; and

       - the restrictions described in "Negative Pledge" and "Limitation on Sale and Leaseback Transactions" above.

       In either case, in order to make this election we must first deposit with the trustee enough money and/or U.S. government obligations to fund the payment of the principal of and interest on the debentures. We must also obtain a legal opinion that the holders of the debentures will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance, and will be subject to federal income tax on the same amount in the same manner and at the same time as would have been the case if the defeasance or covenant defeasance had not occurred. For a defeasance, the legal opinion must refer to and be based on a ruling of the Internal Revenue Service or a change in federal income tax law occurring after the date of the indenture.

GOVERNING LAW

       The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

CONSENT TO SERVICE

       In connection with the indenture, Inco will designate and appoint CT Corporation System as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debentures that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

DISCHARGE OF THE INDENTURE

       We may satisfy and discharge our obligations under the indenture with respect to the debentures by delivering to the trustee for cancellation all outstanding debentures or by depositing with the trustee or the paying agent, after the debentures have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debentures and pay all other sums payable under the indenture by us.

ENFORCEABILITY OF JUDGMENTS

       Since substantially all of our assets, as well as the assets of most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal, premium, if any, and interest on the debentures, may not be collectible within the United States.

       We have been informed by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment in personam of any federal or state court of competent jurisdiction located in the State of New York (a "New York Court") against Inco, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debentures that is not impeachable as void or voidable under the laws of the State of New York if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by Inco in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice, or obtained contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Ontario; (3) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Ontario; (4) a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by a court in the Province of Ontario or been decided by a foreign authority and the decision meets the necessary conditions for recognition under the laws of the Province of Ontario; (5) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario; (6) interest payable on the debentures is not characterized by a court in the Province of Ontario as interest payable at a criminal rate within the meaning of
Section 347 of the Criminal Code (Canada); and (7) the action to enforce such judgment is commenced within the appropriate limitation period; except that any court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are no reasons under present laws of the Province of Ontario for avoiding recognition of such a judgment of a New York Court under the indenture or on the debentures based upon public policy.

INFORMATION CONCERNING THE TRUSTEE

       We have appointed The Bank of New York as the trustee under the indenture and as paying agent, registrar and custodian for the debentures. The trustee or its affiliates provide banking and other services to us in the ordinary course of their business. The Bank of New York currently acts as our trustee with respect our existing indentures and securities issued under those indentures, including our 7 3/4% Convertible Debentures due 2016, our Liquid Yield Option Notes due 2021 (our LYON Notes), our 7 3/4% Notes due 2012, our 9.60% Debentures due 2022, our 7.20% Debentures due 2032, our Convertible Debentures due 2023 and our 3 1/2% Subordinated Convertible Debentures due 2052. The indenture provides that we will indemnify The Bank of New York against any loss, liability or expense incurred without negligence or bad faith of The Bank of New York in connection with the acceptance or administration of the trust created by the indenture.

                                LEGAL OWNERSHIP

STREET NAME AND OTHER INDIRECT HOLDERS

       Investors who hold debentures in accounts at banks or brokers will generally not be recognized by us as legal holders of debentures. This is called holding in "street name." These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on debentures, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debentures in street name, you should check with your own institution to find out:

       - how it handles securities payments, redemptions and notices;

       - whether it imposes fees or charges;

       - how it would handle voting if ever required;

       - whether and how you can instruct it to send you debentures registered in your own name so you can be a direct holder in the limited circumstances described below; and

       - how it would pursue rights under the debentures if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

       Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons or entities who are the direct holders of the debentures, i.e., those who are registered as holders of the debentures. As noted above, we do not have obligations to you if you hold in street name or through other indirect means, either because you choose to hold debentures in that manner or because the debentures are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

GLOBAL SECURITIES

       A global security is a special type of indirectly held security, as described above under "-- Street Name and Other Indirect Holders."

       The debentures will be issued initially in the form of global securities. We do this by requiring that the global securities be registered in the name of the nominee of DTC and by requiring that the global securities not be transferred to the name of any other direct holder unless the special circumstances described below occur. DTC is called the depositary.

       Any person wishing to own a beneficial interest in a global security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary.

SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES

       As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a registered holder of debentures and instead deal only with the depositary that holds the global securities.

       As an investor in debentures that are issued only in the form of global securities, you should be aware that except in limited circumstances:

       - you cannot get debentures registered in your own name;

       - you cannot receive physical certificates for your interest in the debentures;

       - you will be a street name holder and must look to your own bank or broker for payments on the debentures and protection of your legal rights relating to the debentures. See "-- Street Name and Other Indirect Holders";

       - you may not be able to sell interests in the debentures to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates; and

       - the depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global securities. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global securities. We and the trustee also do not supervise the depositary in any way.

SPECIAL SITUATIONS WHEN GLOBAL SECURITIES WILL BE TERMINATED

       In a few special situations described later, the global securities will terminate and interests in them will be exchanged for physical certificates representing debentures. After that exchange, the choice of whether to hold debentures directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in debentures transferred to your own name, so that you will be a direct holder.

       The special situations for termination of global securities are:

       - when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

       - when we notify the trustee that we wish to terminate the global securities; or

       - when an Event of Default on the debentures has occurred and has not been cured.

       Defaults are discussed above under "Description of Debentures -- Default and Related Matters".

       EXCEPT UNDER THE HEADING "LEGAL OWNERSHIP," IN THIS PROSPECTUS "YOU" MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF DEBENTURES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SECTION ENTITLED
"-- STREET NAME AND OTHER INDIRECT HOLDERS" AND "-- SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES."

                           RATINGS OF THE DEBENTURES

       The following table discloses the credit ratings assigned to the debentures by the following rating agencies:

RATING AGENCY                                        RATING    OUTLOOK
-------------                                        ------    -------
Moody's Investor Services, Inc. ("Moody's")........  Baa3      stable
Standard & Poor's Corporation ("S&P")..............  BBB-      stable

       Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the debentures by the rating agencies are not recommendations to purchase, hold or sell the debentures. Each rating should be evaluated independent of any other rating. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

       Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, that is they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody's indicates in its rating assigned to the debentures that the impact of nickel prices will remain an important issue in the overall Inco credit rating and, accordingly, lengthy periods of sustained low nickel prices, particularly in light of current cost pressures and the sizable capital investment requirements for our Voisey's Bay and Goro projects, could become an issue for the rating. Moody's also noted that significant increases in the costs to develop our Goro project could also negatively impact the rating.

       S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, insofar as a BBB rating is concerned, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

                               EARNINGS COVERAGE

       For 2002, we recorded total non-cash charges of $1,626 million, net of deferred income and mining taxes of $789 million, under Canadian GAAP. As a result of these non-cash charges, we had a net loss, before deduction of interest and income and mining taxes, of $2,070 million for the twelve months ended December 31, 2002 and, after giving effect to this offering, as if made as of January 1, 2002, we would have had a deficiency of $2,172 million in the amount required to cover our interest requirement of $102 million. Excluding these non-cash charges, after giving effect to this offering as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $345 million for the twelve months ended December 31, 2002, would have been 3.4 times our interest requirement for 2002 of $102 million. If this offering had been made as of July 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $200 million for the twelve months ended June 30, 2003 would have been 2.0 times our interest requirement of $98 million. As our LYON Notes, our 3 1/2% Subordinated Convertible Debentures due 2052 (the "Subordinated Debentures") and Convertible Debentures due 2023 (the "Convertible Debentures") are treated as equity for Canadian GAAP purposes, our interest requirement does not include the carrying charges associated with these securities. Had we accounted for the LYON Notes, the Subordinated Debentures and the Convertible Debentures as debt, as is required by U.S. GAAP, the carrying charges of the LYON Notes, the Subordinated Debentures and the Convertible Debentures would have been reflected in interest expense and consolidated net earnings, before deduction of interest and income and mining taxes, would have been 1.8 times our interest requirement for the twelve months ended June 30, 2003 and we would have had a deficiency of $2,184 million in the amount required to cover our interest requirement for the twelve months ended December 31, 2002.

       The information included in this section is based upon our audited financial statements prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. As a result of the above-referenced non-cash charges, which totalled $2,247 million, net of deferred income and mining taxes of $947 million, for U.S. GAAP purposes, we had a net loss, before deduction of the cumulative effect of a change in accounting principles of $18 million, interest and income and mining tax expenses, of $2,867 million for the twelve months ended December 31, 2002 and, after giving effect to this offering, as if made as of January 1, 2002, we would have had a deficiency of $2,981 million in the amount required to cover our interest requirement of $114 million for the twelve months ended December 31, 2002. Excluding these non-cash charges, after giving effect to this offering as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $327 million for the twelve months ended December 31, 2002, would have been 2.9 times our interest requirement of $114 million. If this offering had been made as of July 1, 2002, excluding the cumulative effect of a change in accounting principles of $18 million, consolidated net earnings, before deduction of interest and income and mining taxes of $185 million for the twelve months ended June 30, 2003, would have been 1.7 times our interest requirement of $111 million. For further information regarding the differences between Canadian GAAP and U.S. GAAP, see Note 22 to our consolidated financial statements included in our 2002 10-K and Note 14 to our Second Quarter 10-Q.

                       CERTAIN INCOME TAX CONSIDERATIONS

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

       In the opinion of Sullivan & Cromwell LLP, our counsel, this section describes the material United States federal income tax consequences of owning the debentures. It applies to you only if you acquire debentures in the offering at the offering price, you hold your debentures as capital assets for tax purposes, and you are a United States holder.

       You are a United States holder if you are a beneficial owner of a debenture and you are:

       - a citizen or resident of the United States,

       - a domestic corporation,

       - an estate whose income is subject to United States federal income tax regardless of its source, or

       - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

       This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

       - a dealer in securities or currencies,

       - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

       - a bank,

       - a life insurance company,

       - a tax-exempt organization,

       - a person that owns debentures that are a hedge or that are hedged against interest rate risks,

       - a person that owns debentures as part of a straddle or conversion transaction for tax purposes,

       - a person whose functional currency for tax purposes is not the U.S. dollar, or

       - a person that actually or constructively owns 10% or more of our voting stock.

       If you purchase debentures at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

       This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

       Please consult your own tax advisor concerning the consequences of owning these debentures in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

  Payments of Interest

       You will be taxed on interest on your debenture as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States federal income tax purposes.

       Interest paid on the debentures is income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

  Purchase, Sale and Retirement of the Debentures

       Your tax basis in your debenture generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debenture equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your tax basis in your debenture. Capital gain of a non-corporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

  Backup Withholding and Information Reporting

       If you are a non-corporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

       - payments of principal and interest on a debenture within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

       - the payment of the proceeds from the sale of a debenture effected at a United States office of a broker.

       Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

       - fails to provide an accurate taxpayer identification number,

       - is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

       - in certain circumstances, fails to comply with applicable certification requirements.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

       In the opinion of Osler, Hoskin & Harcourt LLP, our counsel, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers pursuant to this offering who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable income tax treaty or convention are not resident in Canada or deemed to be resident in Canada, hold debentures as capital property, deal at arm's length with the Company and any successor to the Company, do not use or hold, and are not be deemed to use or hold, debentures in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such debentures are effectively connected or in respect of which the debentures would be designated insurance property for the purposes of the Canadian Tax Act (each, a "Holder").

       This summary is based upon the current provisions of the Canadian Tax Act and Regulations thereunder and on counsel's understanding of the current administrative and assessing practices and policies of the Canada Customs and Revenue Agency published in writing prior to the date hereof. This summary takes into account specific proposals to amend the Canadian Tax Act and the Regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e., non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.

       THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATION IS MADE WITH RESPECT TO THE CANADIAN TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD

CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

       Under the Canadian Tax Act, interest or premium payable on the debentures to Holders will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the debentures, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the debentures.

                                  UNDERWRITING

       Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering and with J.P. Morgan Securities Inc. acting as representatives of the underwriters named below.

       Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of debentures set forth opposite the underwriter's name.

                                                                PRINCIPAL AMOUNT
                                                                 OF DEBENTURES
UNDERWRITER                                                     ----------------
Citigroup Global Markets Inc. ..............................      $105,000,000
J.P. Morgan Securities Inc. ................................       105,000,000
Merrill, Lynch, Pierce, Fenner & Smith
             Incorporated...................................        22,500,000
Morgan Stanley & Co. Incorporated...........................        22,500,000
RBC Dominion Securities Corporation.........................        22,500,000
Scotia Capital (USA) Inc....................................        22,500,000
                                                                  ------------
  Total.....................................................      $300,000,000
                                                                  ============

       The underwriting agreement provides that the obligations of the underwriters to purchase the debentures included in this offering are subject to receipt of legal opinions and to other conditions. The obligations of the underwriters under the underwriting agreement may be terminated if in their reasonable opinion there is any development or occurrence which materially adversely affects or involves the U.S. financial markets or upon certain other stated events. The underwriters are obligated to purchase all the debentures if they purchase any of the debentures. The issue price of the debentures was determined by negotiations between the underwriters and us.

       The underwriters propose to offer some of the debentures directly to the public at the public offering price set forth on the cover page of this prospectus and some of the debentures to dealers at the public offering price less a concession not to exceed .425% of the principal amount of the debentures. The underwriters may allow, and dealers may reallow, a concession not to exceed ..25% of the principal amount of the debentures on sales to other dealers. After the underwriters have made a reasonable effort to sell all of the debentures at the initial public offering price, the price may be decreased, and further changed from time to time, to an amount not greater than the initial public offering price, and the concession and discount may be changed. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debentures is less than the gross proceeds paid by the underwriters to us.

       The following table shows the commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the debentures).

                                                                PAID BY INCO
                                                                ------------
Per debenture...............................................       .675%

       In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell debentures in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of debentures in excess of the principal amount of debentures to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of debentures made for the purpose of preventing or retarding a decline in the market price of the debentures while the offering is in progress.

       The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases debentures originally sold by that syndicate member.

       Any of these activities may have the effect of preventing or retarding a decline in the market price of the debentures. They may also cause the price of the debentures to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the debentures. In addition, neither we nor any of the underwriters described above makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

       The debentures are a new issue of securities with no established trading market. We do not intend to apply for listing of the debentures on any securities exchange or for quotation of the debentures on any automated dealer quotation system. We have been advised by the underwriters that they currently intend to make a market in the debentures after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. We cannot assure the liquidity of the trading market for the debentures or that an active public market for the debentures will develop. If an active public trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.

       We estimate that our total expenses for this offering will be $800,000.

       The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. is an affiliate of a bank that is a lender to us under certain bank facilities under which no amounts are currently outstanding.

       A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

       This prospectus forms part of a registration statement on Form F-9 filed with the SEC and with the Ontario Securities Commission to register the debentures under the United States Securities Act of 1933, as amended. This prospectus does not qualify the distribution of any securities in any province of Canada. The debentures may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or pursuant to exemptions from the registered dealer requirements.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                           VALIDITY OF THE DEBENTURES

       The validity of the debentures under New York law will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain other legal matters will be passed on for us by Stuart F. Feiner, Inco's Executive Vice President, General Counsel and Secretary, Julie A. Lee Harrs, Inco's Associate General Counsel and Assistant Secretary, and Osler, Hoskin & Harcourt LLP, Toronto, Ontario and New York, New York. As of the date hereof, lawyers with Osler, Hoskin & Harcourt LLP own, directly or indirectly, in the aggregate, less than 1% of our outstanding common shares. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario.

                                    EXPERTS

       The consolidated financial statements of Inco and our subsidiaries as of December 31, 2002, 2001 and 2000 and for each of the years in the three year period ended December 31, 2002, which appear in the 2002 10-K, have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The statements as to our reserves which appear in our 2002 10-K have been incorporated by reference herein upon the authority, as experts, of Robert
A. Horn, Vice-President, Exploration and Robert C. Osbourne, Consulting Geologist, Laterites, to the extent described in our 2002 10-K.

                      WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Our recent SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning Inco may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

       This prospectus constitutes part of a registration statement filed by us with the SEC under the United States Securities Act of 1933, as amended. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto and reference is hereby made to the registration statement and the exhibits and schedules thereto and further information with respect to us and the debentures offered hereby. Statements contained herein concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document as so filed. Each statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

       The following documents, filed with the applicable securities commissions or similar authorities in all of the provinces of Canada, are incorporated by reference herein and form an integral part of this prospectus:

       - our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

       - our Proxy Circular and Statement dated February 10, 2003, other than the sections entitled "Report of the Management Resources and Compensation Committee on Executive Compensation" and "Comparative Shareholder Return";

       - our material change report dated March 4, 2003 relating to the issuance of our 3 1/2% Subordinated Debentures due 2052 and Convertible Debentures due 2023 (and our related Form 8-K filed with the SEC on March 11, 2003 but only to the extent the information contained therein is also contained in our material change report dated March 4, 2003);

       - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003; and

       - our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

       Although not incorporated by reference, a technical report pertaining to our Goro nickel-cobalt project, dated effective as of December 31, 2002, and a technical report pertaining to our Voisey's Bay project, dated effective August 31, 2003, have been filed with the Canadian securities regulatory authorities.

       Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us with a securities commission or any other similar authority in Canada after the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus. All documents to be incorporated in this prospectus after the date of this prospectus (or documents containing the same information) will be filed with the SEC.

       ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

       This prospectus has been filed under procedures in Ontario that permit certain information about these securities to be determined subsequent to the date of this prospectus and that permit the omission of that information from this prospectus. A supplemented prospectus containing the omitted information will be prepared and delivered to purchasers. All disclosure contained in any supplement to this prospectus or supplemented prospectus that is not contained in this prospectus will be incorporated by reference into this prospectus as of the date of the supplement or supplemented prospectus.

       Upon a new annual information form and annual financial statements being filed by us with, and where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debentures hereunder.

       INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA AND FILED WITH THE SEC. COPIES OF THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE OFFICE OF THE SECRETARY, INCO LIMITED, 145 KING STREET WEST, SUITE 1500, TORONTO, ONTARIO, M5H 4B7, TELEPHONE (416) 361-7511.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

       The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; consents of independent accountants, experts and counsel; powers of attorney; the indenture (as supplemented); the underwriting agreement; and the statement of Eligibility of the Trustee on Form T-1.

       NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH ANY OFFER HEREUNDER. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREUNDER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                                  $300,000,000

                                  INCO LIMITED

                           5.70% DEBENTURES DUE 2015

                                   INCO LOGO
                                  ------------
                                   PROSPECTUS
                               SEPTEMBER 23, 2003

                                  ------------

                                   CITIGROUP
                                    JPMORGAN
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY
                              RBC CAPITAL MARKETS
                                 SCOTIA CAPITAL
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